     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2000


                                                      REGISTRATION NO. 333-95761
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SABA SOFTWARE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

              DELAWARE                               7372                              94-3267638
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                              2400 BRIDGE PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 696-3840
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                 BOBBY YAZDANI
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              SABA SOFTWARE, INC.
                              2400 BRIDGE PARKWAY
                        REDWOOD SHORES, CALIFORNIA 94065
                                 (650) 696-3840
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

            PAUL "CHIP" L. LION III, ESQ.                             ALAN F. DENENBERG, ESQ.
                 CORI M. ALLEN, ESQ.                                    SHEARMAN & STERLING
                HEIKE E. FISCHER, ESQ.                                  1550 EL CAMINO REAL
               TIMOTHY J. HARRIS, ESQ.                                       SUITE 100
               MORRISON & FOERSTER LLP                                  MENLO PARK, CA 94025
                  755 PAGE MILL ROAD                                       (650) 330-2200
                 PALO ALTO, CA 94304
                    (650) 813-5600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED MARCH 16, 2000.


                                4,000,000 Shares

                                  [SABA LOGO]


                                  Common Stock


                             ----------------------

     This is an initial public offering of shares of common stock of Saba Software, Inc. All of the 4,000,000 shares of common stock are being sold by Saba.

     Prior to this offering, there has been no public market for the common stock. Saba anticipates that the initial public offering price per share will be between $12.00 and $14.00. Saba has applied for quotation of the common stock on the Nasdaq National Market under the symbol "SABA".

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share          Total
                                                              ---------          -----
Initial public offering price...............................   $              $
Underwriting discount.......................................   $              $
Proceeds, before expenses, to Saba..........................   $              $

     To the extent that the underwriters sell more than 4,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 600,000 shares from Saba at the initial public offering price, less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares on             , 2000.

GOLDMAN, SACHS & CO.
             MERRILL LYNCH & CO.
                           ROBERTSON STEPHENS
                                       BANC OF AMERICA SECURITIES LLC

                             ----------------------

                  Prospectus dated                     , 2000.

[Description of graphics:
Set forth on the inside front cover are graphics depicting the following: Across the top is a bar labeled "Saba Learning Networks." Below, there are two columns. Above the left-hand column is the sentence "Over 2,000,000 people are licensed to learn on Saba." The left-hand column includes the sentence "Saba customers include a wide spectrum of large, global organizations that represent a number of industries, including:" above the following list: Automotive, Consumer, Financial Services, Food and Beverage, Government, High Technology, Insurance, Internet, Manufacturing, Professional Services, Telecommunications, Telecommunications Equipment, Training Providers, Transportation and Utilities. The column in the middle is entitled "Saba Learning Exchange." Above the right-hand column is the sentence "Over 20,000 learning offerings are available from Saba learning providers. The right-hand column includes the sentence "Saba learning providers from around the world publish their learning offerings in a number of categories, including:" above the following list: Management, Core Competencies, Technology, Sales, Marketing, Finance, Internet, Human Resources, Media, Services and Support, Education and Learning, Natural Resources, Quality Assurance and Health and Safety.

The left-hand side of the gate fold depicts the words "What can Saba do for you?" super imposed on a picture of a world globe. The right-hand side of the gate fold has, from top to bottom, the heading "Automotive" above the following paragraph: "A leading automotive manufacturer has licensed the Saba Learning Network Solution for more than 375,000 dealership personnel throughout its worldwide dealership network. This company plans to use the products to align dealer learning with the business goals that support its vision to become the world's leading consumer company for automotive products and services. This automotive manufacturer intends to implement certification standards for all dealership personnel and transition to a competency-driven and individual-specific model for learning throughout its worldwide dealership network."; the heading "Telecommunications Equipment" above the following paragraph: "A leading telecommunications equipment manufacturer has licensed the Saba Learning Network Solution to deliver and track training for 25,000 employees globally. The company chose Saba to help speed the deployment of training and information modules relating to its rapidly changing products, services, and technologies around the world. Using the Saba products, this company will provide learning to employees anytime, anywhere, over the Internet."; and the heading "Air Transportation" above the following paragraph:
"An international association chose the Saba Learning Network Solution to help meet its vision of becoming the leading provider of aviation training and development in the world. This association intends to connect more than 30,000 people to learning annually. This association plans to use the Saba products to support training of employees of more than 600 airlines, as well as civilian aviation and airport organizations in more than 185 countries, and employees of travel agencies and air cargo organizations around the world." The bottom of the page has the Saba logo with "connecting people to learning" beneath it.]

                               PROSPECTUS SUMMARY

     You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. Unless otherwise indicated, all information contained in this prospectus relating to our outstanding shares of common stock or options or warrants to purchase our common stock is based upon information as of February 29, 2000 and assumes (1) the conversion of each outstanding share of preferred stock into one share of our common stock, (2) an amendment to our Certificate of Incorporation authorizing 5,000,000 shares of preferred stock and 200,000,000 shares of common stock and
(3) no exercise of the underwriters' over-allotment option.

                                      SABA

     We are a provider of software and services that enable businesses and governments to create and deploy global networks over the Internet that connect people to learning. Our Internet-based software platform and related services enable organizations to procure and deliver learning and systematically close knowledge and competency gaps across their base of employees, customers, partners and suppliers, known as the "extended enterprise." In addition, we offer learning providers an Internet-based global marketing and distribution channel. We recently launched the Saba Learning Exchange, an Internet-based business-to-business learning marketplace. The Saba Learning Exchange is designed to enable businesses, governments and learning providers to buy and sell learning offerings, such as on-line and off-line courses and related materials, as well as collaborate within learning communities.

     As of December 31, 1999, our software was licensed for use by over two million people and more than 20,000 third-party learning offerings were accessible on Saba learning networks. Our significant customers include 3Com, Agilent, Anheuser-Busch, Cisco Systems, Continental Airlines, DaimlerChrysler, Ford, General Electric, Hyundai, Lucent Technologies, Procter & Gamble and Qwest Communications. Our learning offerings are available from over 50 third-party learning providers, including DigitalThink, ExecuTrain, IBM Catapult, International Air Transport Association, NETg, PROVANT, SkillSoft and the Sun-Netscape Alliance.

     To remain competitive in today's rapidly changing business environment, organizations must continually strive to improve the knowledge and competencies of their extended enterprises. A more knowledgeable and competent extended enterprise leads to improved performance through, among other things, increased productivity, reduced time and expense associated with bringing new products and services to market, and improved customer satisfaction and loyalty. Because of these benefits, many organizations make significant learning investments. However, they are unable to realize the full potential of these investments because traditional learning management solutions typically fail to address the full spectrum of an organization's learning management needs. Additionally, learning providers have faced significant limitations on their ability to develop, market, sell, distribute and improve their content offerings.

     The rapid adoption of the Internet has created an opportunity to solve many of the shortcomings of the business learning market. The Internet has the potential to significantly improve the procurement, deployment and management of learning offerings. However, existing offerings did not take full advantage of the Internet and usually were not designed to serve as an integrated solution capable of improving the manner in which learning is managed across the extended enterprise. As a result, we believe there is a significant opportunity for a software and services solution that is designed to leverage the benefits of the Internet to create learning networks to meet the needs of businesses, their employees, customers, partners and suppliers, as well as the needs of third-party learning providers.

     Our integrated software platform consists of the Saba Learning Network and Saba Learning Provider Network software applications, as well as Saba Learning Exchange. Saba Learning Network is an Internet-based software application that allows enterprises to assess the learning needs of individuals and organizations, select and purchase on-line and off-line learning materials and programs, track individual learners' progress, and manage enterprise-wide learning initiatives. Saba Learning Provider Network is an Internet-based software application that enables learning providers to develop, market, sell and distribute on-line and off-line learning materials to organizations worldwide. Saba Learning Exchange is a business-to-business learning marketplace that is designed to serve as a single point of access for the highly fragmented learning market. We also provide a full range of strategic consulting, business process reengineering, and technical implementation and support services for our customers.

     We have generated most of our revenues to date from license fees for our Saba Learning Network and Saba Learning Provider Network software products and related services, including implementation, consulting, support and education services. We intend to pursue transaction-based revenues, as well as other forms of revenues, from our recently introduced Saba Learning Exchange.

     We intend to increase the number of learners and providers using our Internet-based platform in order to create the leading global exchange that connects people to learning. Key elements of our strategy include:

     - Increasing the number of our Global 2000 and government customers;

     - Extending penetration within our existing customer base and their affiliates;

     - Increasing the number of learning offerings in our network;

     - Expanding Saba Learning Exchange;

     - Expanding our international presence; and

     - Developing new uses and markets for the Saba platform.

     We were incorporated in Delaware in April 1997. Our headquarters are located at 2400 Bridge Parkway, Redwood Shores, California 94065, and our telephone number at this location is (650) 696-3840. We maintain a World Wide Web site at www.saba.com. The reference to this World Wide Web site address does not constitute incorporation by reference of the information contained therein.

     Saba, the Saba logo, Saba Software, saba.com, Saba Learning Exchange, the phrase "Connecting People to Learning", the phrase "Connect People to Learning", Saba Learning Network Solution, Saba Learning Network, Saba Learning Provider Network, Saba Learning e-Store and the marks relating to other Saba products and services referenced are our trademarks and service marks. All other trademarks appearing in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered....................     4,000,000 shares


Common stock to be outstanding after the
offering................................     42,173,702 shares


Use of proceeds.........................     For general corporate purposes,
                                             including working capital and
                                             capital expenditures. See "Use of
                                             Proceeds".

Proposed Nasdaq National Market
symbol..................................     "SABA"

     The number of shares of our common stock to be outstanding after the offering excludes:


     - 6,287,771 shares of our common stock subject to outstanding options and warrants as of February 29, 2000; and



     - 9,156,188 additional shares of our common stock available for future grant or purchase under our stock plans as of February 29, 2000.

                          SUMMARY CONSOLIDATED FINANCIAL DATA
                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                            PERIOD FROM
                                          APRIL 16, 1997                     SIX MONTHS ENDED
                                            (INCEPTION)                        NOVEMBER 30,
                                              THROUGH        YEAR ENDED     -------------------
                                           MAY 31, 1998     MAY 31, 1999      1998       1999
                                          ---------------   -------------   --------   --------
                                                                                (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues................................      $    40         $  1,939      $    483   $  5,204
Gross profit (loss).....................          (32)             675           195      2,476
Total operating expenses................        1,531           11,572         2,807     20,309
Loss from operations....................       (1,563)         (10,897)       (2,612)   (17,833)
Net loss................................       (1,571)         (10,852)       (2,601)   (17,677)
Basic and diluted net loss per
  share(1)..............................        (0.17)           (0.84)        (0.20)     (1.26)
Shares used in computing basic and
  diluted net loss per share(1).........        9,439           12,987        12,896     13,996
Pro forma basic and diluted net loss per
  share (unaudited).....................                      $  (0.52)                $  (0.62)
Shares used in computing pro forma basic
  and diluted net loss per share
  (unaudited)...........................                        20,881                   28,557

                                                                 NOVEMBER 30, 1999
                                                              ------------------------
                                                                              AS
                                                               ACTUAL     ADJUSTED(2)
                                                              --------   -------------
                                                                    (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $29,390       $76,750
Working capital.............................................   23,955        71,315
Total assets................................................   40,188        87,548
Long-term obligations, less current portion.................    2,615         2,615
Total stockholders' equity..................................   24,961        72,321

---------------
(1) See note 2 of notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share amounts.

(2) The as adjusted consolidated balance sheet data gives effect to the sale of our shares of common stock in this offering, at an assumed initial public offering price of $13.00 per share, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses. See "Capitalization".

                                  RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock.

     The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In this case, the trading price of our common stock could decline and you might lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO THE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES

     We were founded in April 1997, shipped our first products in April 1998 and began to operate Saba Learning Exchange in December 1999. Because we have a limited operating history, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early stage companies in rapidly evolving markets. For us, these risks include:

     - risks that our revenue forecasts may be incorrect because of our limited sales to date and our long sales process;

     - risks associated with our dependence on Saba Learning Network and Saba Learning Provider Network, and related services, for substantially all of our revenues for the foreseeable future;

     - risks that our strategy of establishing Saba Learning Exchange may not be successful; and

     - risks that fluctuations in our quarterly operating results will be significant relative to our revenues.

These risks are described in more detail below. Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business would be significantly harmed.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND CANNOT ASSURE YOU THAT WE WILL ACHIEVE PROFITABILITY

     We have incurred significant net losses and negative cash flow from operations since our inception. We incurred net losses of $1.6 million in fiscal 1998, $10.9 million in fiscal 1999 and $17.7 million in the first six months of fiscal 2000. As of November 30, 1999, we had an accumulated deficit of $30.1 million. Although our revenues have increased continuously on a quarterly basis since inception, we have not achieved profitability and cannot be certain that we will be able to sustain these growth rates or realize sufficient revenues to achieve profitability. We expect to derive substantially all of our revenues for the foreseeable future from the licensing of our Saba Learning Network and Saba Learning Provider Network, and providing related services. Over the longer term, we expect to derive revenues from Saba Learning Exchange, which is based on an evolving and unproven business model. Moreover, we also expect to continue to incur significantly greater sales and marketing, research and development, and general and administrative expenses. In the future, we expect to incur substantial non-cash expenses relating to the amortization of deferred compensation that will contribute to our net losses. As of February 29, 2000, we had an aggregate of $22.8 million of deferred compensation to be amortized. As a result of all of the foregoing, we expect to incur significant losses for the foreseeable future and will need to generate significantly higher revenues in order to achieve profitability. If we achieve profitability, we may not be able to sustain it.

FLUCTUATIONS OF OUR QUARTERLY RESULTS COULD CAUSE OUR STOCK PRICE TO EXPERIENCE SIGNIFICANT FLUCTUATIONS OR DECLINES

     Our quarterly operating results have varied significantly in the past and will likely fluctuate significantly in the future. We believe that quarter-to-quarter comparisons of our revenues and operating results are not necessarily meaningful and should not be relied on as indicators of future performance. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. We plan to increase our operating expenses to expand our sales and marketing operations, fund greater levels of research and development, develop new alliances, increase our services and support capabilities and improve our operational and financial systems. If our revenues do not increase along with these expenses, our business would be seriously harmed and net losses in a given quarter would be even larger than expected. It is possible that in some future quarter our operating results may be below the expectations of public market analysts or investors, which could cause the market price of our common stock to fall.

     Our quarterly revenues are especially subject to fluctuation because they depend on the sale of a small number of relatively large orders, principally orders for Saba Learning Network and Saba Learning Provider Network, and related services. As a result, our quarterly operating results may fluctuate significantly if we are unable to complete one or more substantial sales in any given quarter. We generally recognize revenues derived from sales of product licenses and annual support over a twelve-month period and from sales of services as the services are provided. Therefore, if we do not book a sufficient number of large orders in a particular quarter, our revenues in future periods could be lower than expected. We have not fully developed our business model for Saba Learning Exchange, including the structure and amount of the fees we intend to charge. As this business model evolves, the potential for fluctuations in our quarterly results could increase. Furthermore, our quarterly revenues may be affected significantly by other revenue recognition policies and procedures. These policies and procedures may evolve or change over time based on applicable accounting standards and how these standards are interpreted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

OUR LENGTHY SALES CYCLE COULD CAUSE DELAYS IN REVENUE GROWTH

     The period between our initial contact with a potential customer and the purchase of our products and services is often long. A customer's decision to purchase our products and services requires the commitment to improve learning, involves a significant allocation of resources, and is influenced by a customer's budgetary cycles. To successfully sell our products and services, we generally must educate our potential customers regarding the use and benefits of our products and services, which can require significant time and resources. Many of our potential customers are large enterprises that generally take longer to make significant business decisions. Our typical sales cycle has been approximately six to 12 months. The delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale would likely be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues and our revenue growth. If we were to experience a delay of several weeks on a large order, it could harm our ability to meet our forecasts for a given quarter.

A DECLINE IN THE PRICE OF, OR DEMAND FOR, EITHER OF OUR MAIN PRODUCTS, SABA LEARNING NETWORK OR SABA LEARNING PROVIDER NETWORK OR OUR RELATED SERVICE OFFERINGS, WOULD SERIOUSLY HARM OUR REVENUES AND OPERATING MARGINS

     Saba Learning Network and Saba Learning Provider Network, and related services, accounted for substantially all of our revenues in fiscal 1999 and for the six months ended November 30, 1999. We anticipate that revenues from our Saba Learning Network and Saba Learning Provider Network, and related services, will continue to constitute substantially all of our revenues for the foreseeable future. Consequently, a decline in the price of, or demand for, Saba Learning Network or Saba Learning Provider Network, or their respective failure to achieve broad market acceptance, would seriously harm our business.

OUR STRATEGY OF ESTABLISHING SABA LEARNING EXCHANGE IS UNPROVEN AND MAY NOT BE SUCCESSFUL

     We need to more fully establish and enhance Saba Learning Exchange, where organizations and learning providers can transact business and collaborate. Our success depends on a significant number of organizations implementing Saba Learning Network and Saba Learning Provider Network, and conducting business with learning providers over the Internet through Saba Learning Exchange. If this business strategy is flawed, or if we are unable to execute it effectively, our revenues will be seriously harmed. We began operating Saba Learning Exchange in December 1999. Accordingly, we have limited experience developing and operating Saba Learning Exchange. To date, only a limited number of learning providers and organizations are connected to Saba Learning Exchange. It is possible that we, together with the organizations and learning providers who comprise this exchange, will not be able to effectively operate this exchange, both in terms of technical performance as well as commercial viability. It is possible that an insufficient number of organizations and/or learning providers will join and remain in Saba Learning Exchange, and that we will be unable to generate significant revenues from Saba Learning Exchange. Unless a critical mass of organizations and learning providers join Saba Learning Exchange, our solutions may not achieve widespread market acceptance and our business would be seriously harmed. To date, we have not generated significant revenues from Saba Learning Exchange.

THE FAILURE TO MAINTAIN OUR RELATIONSHIP WITH CURRENT AND FUTURE CUSTOMERS COULD REDUCE THE VIABILITY OF OUR SABA LEARNING EXCHANGE

     Because many of our Saba Learning Network customers are Global 2000 organizations, a relatively small number of these organizations account for a substantial portion of the learners on the Saba platform. In addition, the quantity of learning offerings made available by our learning providers through Saba Learning Exchange varies significantly. The concentration of learners within these organizations and learning offerings offered by these key learning providers exposes us to the risk that the loss of even a small number of organizations or learning providers could reduce the viability of Saba Learning Exchange. This would substantially hinder our ability to generate revenues from Saba Learning Exchange as well as our other products.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS AND ACHIEVE OUR OBJECTIVES

     We believe our future success will depend upon our ability to retain our key management personnel including Bobby Yazdani, our President and Chief Executive Officer. These employees are not subject to employment contracts. We may not be successful in attracting, assimilating and retaining our key employees in the future.

     Our future success and our ability to expand our operations will also depend in large part on our ability to attract and retain additional qualified technical, sales and marketing personnel. Competition for these types of employees is intense due to the limited number of qualified professionals and the high demand for them, particularly in the San Francisco Bay Area, where our headquarters is located. We have in the past experienced difficulty in recruiting qualified personnel. Failure to attract, assimilate and retain personnel, particularly technical, sales and marketing personnel, would have a material adverse effect on our business and potential growth.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     We have experienced a period of rapid and substantial growth that has placed, and if such growth continues, will continue to place a strain on our administrative infrastructure. We have increased the number of our employees from approximately 40 employees at May 31, 1998 to approximately 140 employees at May 31, 1999 and 357 employees at February 29, 2000. In addition, we intend to hire a significant number of employees in the future. This expansion is placing a significant strain on our managerial and financial resources. To manage the expected growth of our operations and personnel, we will be required to:

     - improve existing and implement new operational, financial and management controls, reporting systems and procedures;

     - install enhanced management information systems; and

     - hire, train, retain, motivate and manage our employees.

     We may not be able to install adequate management information and control systems in an efficient and timely manner, and our current or planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to manage growth effectively, our business would be seriously harmed.

OUR REVENUES DEPEND ON A SMALL NUMBER OF LARGE SALES, AND IF WE FAIL TO COMPLETE ONE OR MORE LARGE SALES OR TO COLLECT ACCOUNTS RECEIVABLE FROM THESE LARGE SALES, OUR OPERATING RESULTS WILL BE HARMED

     To date, we have received a significant portion of our revenues from large sales to a small number of customers. During the six months ended November 30, 1999, our two largest customers, Ford and US West, each accounted for more than 10% of our total revenues and collectively comprised 25% of our total revenues. During fiscal 1999, Baan, Documentum and Wells Fargo each accounted for more than 10% of our total revenues and collectively comprised approximately 66% of our total revenues. In addition, at November 30, 1999, two customers accounted for a total of 41% of our accounts receivable and at May 31, 1999, five customers accounted for a total of 80% of our accounts receivable. Our operating results may be harmed if we are not able to complete one or more substantial sales to any large customers or we are unable to collect accounts receivable from any of our large customers in any future period.

INTENSE COMPETITION IN OUR TARGET MARKET COULD IMPAIR OUR ABILITY TO GROW AND TO ACHIEVE PROFITABILITY

     The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. The intensity of the competition and the pace of change are expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition with respect to different aspects of our solution from a variety of sources including:

     - companies that operate Internet-based marketplaces for the sale of on-line learning;

     - companies that operate Internet-based marketplaces for the sale of goods and services that may decide to evolve their marketplaces to include learning offerings;

     - Internet portals that offer learning content;

     - companies that market and license training management systems;

     - enterprise software vendors that offer human resources information systems training modules; and

     - potential customers' internal development efforts.

Because there are relatively low barriers to entry in the electronic commerce market, which comprises a portion of our business model, we expect competition from a variety of established and emerging companies.

     Many of our competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other learning solution providers, thereby increasing the availability of their services to address the needs of our current and prospective customers. We may not be able to compete successfully against our current and future competitors, and competitive pressures that we encounter may seriously harm our business.

IF WE ARE UNABLE TO MANAGE THE COMPLEXITY OF CONDUCTING BUSINESS GLOBALLY, OUR INTERNATIONAL REVENUES MAY SUFFER

     International revenues accounted for 4% of our revenues in each of fiscal 1999 and the first six months of fiscal 2000. We intend to expand our international presence in the future. Conducting business outside of the United States is subject to certain risks, including:

     - changes in regulatory requirements and tariffs;

     - language barriers;

     - difficulties in staffing and managing foreign operations;

     - longer payment cycles and greater difficulty in collecting accounts receivable;

     - reduced protection of intellectual property rights;

     - potentially harmful tax consequences;

     - fluctuating exchange rates;

     - price controls and other restrictions on foreign currency;

     - difficulties in obtaining import and export licenses;

     - the burden of complying with a variety of foreign laws; and

     - political or economic constraints on international trade or instability.

     We might not successfully market, sell or distribute our products and services in foreign markets and we cannot be certain that one or more of such factors will not materially adversely affect our future international operations, and consequently, our business and future growth.

OUR REVENUES MAY DECREASE IF USE OF THE INTERNET IN THE MARKETS WE TARGET DOES NOT GROW AS PROJECTED

     The use of the Internet as a means to interconnect organizations and learning providers and to create Saba Leaning Exchange is integral to our business model. Our business strategy is, in part, to create a global, business-to-business learning marketplace for organizations and learning providers to transact business and collaborate. However, the use of the Internet as a means of transacting business is relatively new and has not been accepted by all customers in the markets we have targeted. The failure of the Internet to continue to develop as a commercial or business medium or of significant numbers of organizations and learning providers to transact business and collaborate on the Internet would harm our revenues and earnings. The acceptance and use of the Internet to transact business and collaborate is dependent upon a number of factors, such as the growth and use of the Internet in general, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, the resolution of concerns about transaction security and taxation of transactions on the Internet.

A FAILURE TO EXPAND AND IMPROVE THE INFRASTRUCTURE OF THE INTERNET COULD CONSTRAIN THE FUNCTIONALITY OF OUR PRODUCTS AND SERVICES AND THUS LIMIT OUR REVENUES

     The recent growth in Internet traffic has caused frequent periods of decreased performance, and if Internet usage continues to grow rapidly, the Internet infrastructure may not be able to support this growth and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, overall Internet usage including usage of our products and services could grow more slowly or decline. Our ability to increase the speed and scope of our services to customers is ultimately limited by, and depends upon, the speed and reliability of both the Internet and our customers' internal networks. Consequently, the emergence and growth of the market for our products and services depends upon improvements being made to the entire Internet as well as to our individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of our customers to use our products and services will be hindered, and our business may suffer.

A BREACH OF INTERNET COMMERCE SECURITY MEASURES COULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES

     A requirement of the continued growth of Internet-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of Saba Learning Exchange or our customers' networks, or well publicized security breaches affecting the Internet in general, could significantly harm our growth and revenues. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms we use to protect content and transactions on Saba Learning Exchange or within our customers' networks or proprietary information in our databases. Anyone who is able to circumvent our security measures could misappropriate proprietary and confidential information or could cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Concerns over the security of the Internet and other on-line transactions and the privacy of users may also deter people from using the Internet to conduct transactions that involve transmitting confidential information.

WE MAY BECOME SUBJECT TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES THAT COULD REDUCE DEMAND FOR OUR PRODUCTS AND SERVICES OR INCREASE THE COST OF DOING BUSINESS, THEREBY ADVERSELY AFFECTING OUR FINANCIAL RESULTS

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to Internet commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may become applicable to us or may be adopted in the future with respect to the Internet covering issues such as:

     - user privacy;

     - taxation;

     - content;

     - right to access personal data;

     - copyrights;

     - distribution; and

     - characteristics and quality of services.

     The applicability of existing laws governing issues such as property ownership, copyrights, and other intellectual property issues, encryption, taxation, libel, export or import matters and personal privacy to the Internet is uncertain. The vast majority of these laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes, could create uncertainty in the Internet marketplace. Such uncertainty could reduce demand for our services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND TO COMPETE, WE MUST CONTINUALLY ENHANCE OUR PRODUCTS AND SERVICES

     We must continue to enhance and improve the performance, functionality and reliability of our products and services. The software and electronic commerce industries are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies and the emergence of new industry standards and practices that could render our products and services obsolete. In the past, we have discovered that some of our customers desire additional performance and functionality not currently offered by our products. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and services, develop new products and services that address the increasingly sophisticated and varied needs of our customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology and other proprietary technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, customer requirements or emerging industry standards, we may not be able to increase our revenues and expand our business.

DELAYS IN RELEASING ENHANCED VERSIONS OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION

     As part of our strategy, we expect to regularly release new versions of our Saba Learning Network, Saba Learning Provider Network and Saba Learning Exchange. Even if our new versions contain the features and functionality our customers want, in the event we are unable to timely introduce these new product releases, our competitive position may be harmed. We cannot assure you that we will be able to successfully complete the development of currently planned or future products in a timely and efficient manner. Due to the complexity of these products, internal quality assurance testing and customer testing of pre-commercial releases may reveal product performance issues or desirable feature enhancements that could lead us to postpone the release of these new versions. In addition, the reallocation of resources associated with any postponement would likely cause delays in the development and release of other future products or enhancements to our currently available products. Any delay in releasing other future products or enhancements of our products could cause our stock price to decline.

IF WE RELEASE PRODUCTS CONTAINING DEFECTS, WE MAY NEED TO HALT FURTHER SHIPMENTS AND OUR BUSINESS AND REPUTATION WOULD BE HARMED

     Products as complex as ours often contain unknown and undetected errors or performance problems. Many serious defects are frequently found during the period immediately following introduction and initial shipment of new products or enhancements to existing products. Although we attempt to resolve all errors that we believe would be considered serious by our customers before shipment to them, our products are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to our business and reputation. As is typical in the software industry, with each release we have discovered errors in our products after introduction. We may not be able to detect and correct errors before releasing our product commercially. We cannot assure you that undetected errors or performance problems in our existing or future products will not be discovered in the future or that known errors considered minor by us will not be considered serious by our customers, resulting in a decrease in our revenues.

IF THIRD PARTIES CLAIM THAT WE INFRINGE THEIR PATENTS, IT MAY RESULT IN COSTLY LITIGATION

     We cannot assure you that third parties will not claim our current or future products or services infringe their rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings in our market increases and functionalities increasingly overlap, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PROPRIETARY TECHNOLOGY, AND OUR COMPETITORS MAY BE ABLE TO OFFER SIMILAR PRODUCTS AND SERVICES WHICH WOULD HARM OUR COMPETITIVE POSITION

     Our success depends upon our proprietary technology. We rely primarily on copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees. Despite these precautions, third parties could copy or otherwise obtain and use our technology without authorization, or develop similar technology independently. In addition, we have filed six provisional patent applications in the U.S. We cannot assure you that any formal or approved patent applications will result from these provisional applications, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Furthermore, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. We cannot assure you that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products and services or design around any patents or other intellectual property rights we hold. For more detailed information regarding the protection of our proprietary rights see "Business -- Proprietary Rights".

WE DO NOT HAVE A DISASTER RECOVERY PLAN OR BACK-UP SYSTEM, AND A DISASTER COULD SEVERELY DAMAGE OUR OPERATIONS

     We currently do not have a disaster recovery plan in effect and do not have fully redundant systems for our services at an alternate site. A disaster could severely harm our business because our services could be interrupted for an indeterminate length of time. Our operations depend upon our ability to maintain and protect our computer systems in our principal facilities in Redwood Shores, California, which are located on or near known earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and other events. Additionally, we do not carry sufficient business insurance to compensate us for our losses that could occur.

WE MUST OUTSOURCE THE MANAGEMENT AND MAINTENANCE OF SABA LEARNING EXCHANGE TO THIRD PARTIES AND WILL DEPEND UPON THEM TO PROVIDE ADEQUATE MANAGEMENT AND MAINTENANCE SERVICES

     We are currently negotiating with third parties to expand, manage and maintain the computer and communications equipment and software needed for the day-to-day operations of Saba Learning Exchange. Services provided by any of these third parties will likely include managing the Saba Learning Exchange web server, maintaining communications lines and managing network data centers, which are the locations on our network where data is stored. If we are unable to successfully contract with one or more third parties for these services, we would have to perform these functions ourselves. We may not successfully obtain or perform these services on a timely and cost-effective basis. If the installation of the computer and communications equipment and software needed for the day-to-day operations of Saba Learning Exchange is successfully completed by one or more third parties, we will be entirely dependent on that party or parties to manage, maintain and provide security for Saba Learning Exchange.

WE MAY NOT BE ABLE TO SECURE NECESSARY FUNDING IN THE FUTURE

     We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. We expect to use the net proceeds of this offering primarily to expand sales and marketing activities, fund research and development, fund continued operations, and possibly make future acquisitions. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for the next twelve months. However, if our capital requirements increase materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures.

WE INTEND TO PURSUE ACQUISITIONS, AND OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED IF WE FAIL TO ADEQUATELY INTEGRATE ACQUIRED BUSINESSES

     As part of our overall business strategy, we intend to pursue acquisitions of complementary businesses or technologies that would provide additional product or service offerings, additional industry expertise or an expanded geographic presence. Any future acquisition could result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, or the incurrence of debt or amortization of expenses related to goodwill and other intangible assets, any of which could materially adversely affect our business. In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

     - the diversion of management's attention from other business concerns;

     - risks of entering markets in which we have no or limited prior experience; and

     - the potential loss of key employees of the acquired company.

OUR STOCK PRICE MAY FLUCTUATE SUBSTANTIALLY

     Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The initial public offering price of the shares of our common stock will be determined by negotiation between us and representatives of the underwriters. This price will not necessarily reflect the market price of our common stock following this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     The market price for our common stock following this offering will be affected by a number of factors, including those described above and the following:

     - the announcement of new products and services or product and service enhancements by us or our competitors;

     - quarterly variations in our results of operations or those of our competitors;

     - changes in earnings estimates or recommendations by securities analysts that may follow our stock;

     - developments in our industry; and

     - general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

     In addition, stock prices for many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock.

CERTAIN EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER SABA TO THE DETRIMENT OF MINORITY STOCKHOLDERS


     After this offering, our executive officers, directors and principal stockholders (i.e., greater than 5% stockholders) will together beneficially own approximately 60.3% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing our change in control and might affect the market price of our common stock.

OUR BUSINESS MIGHT BE HARMED IF THE SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT OR IF OUR CUSTOMERS OR POTENTIAL CUSTOMERS ALTER THEIR PURCHASING PATTERNS AS A RESULT OF THE YEAR 2000 PROBLEM


     Although January 1, 2000 has occurred, our information technology systems could be impaired or cease to operate due to the year 2000 problem. Additionally, we rely on technology supplied by third parties. These third parties may experience year 2000 related problems. Any year 2000 problems experienced by us or any of these third parties could harm our business. Additionally, the Internet could face serious disruption arising from the year 2000 problem.



     Further, any year 2000 problems with respect to our products could lead to claims from our customers asserting liability, including liability for breach of warranties related to our products, which could result in large settlements or judgments against us. We have not suffered any material consequences as a result of a year 2000 problem.


SALES OF SHARES ELIGIBLE FOR FUTURE SALE AFTER THIS OFFERING COULD CAUSE OUR STOCK PRICE TO DECLINE


     If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 42,173,702 shares of common stock, assuming no exercise of outstanding options or warrants after February 29, 2000. Of these shares, the 4,000,000 shares sold in this offering will be freely tradable. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:



                                                              NUMBER OF
               DATE OF AVAILABILITY FOR SALE                    SHARES
               -----------------------------                  ----------
At the date of this prospectus..............................           0
181 days after the date of this prospectus..................  31,669,593
Periodically thereafter.....................................   6,504,109


THE ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK

     Upon the closing of this offering, our Certificate of Incorporation and Bylaws will contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors will have staggered terms that makes it difficult to remove them all at once. The acquiror would also be required to provide advance notice of its proposal to remove directors at an annual meeting. The acquiror also will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

     Our board of directors also has the ability to issue preferred stock which would significantly dilute the ownership of a hostile acquiror. In addition,
Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

     Our board of directors could choose not to negotiate with an acquiror that it did not feel was in the strategic interests of Saba. If the acquiror was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

WE HAVE BROAD DISCRETION TO US THE OFFERING PROCEEDS AND HOW WE INVEST THESE PROCEEDS MAY NOT YIELD A FAVORABLE, OR ANY, RETURN FOR US AND YOU MAY LOSE THE ENTIRE AMOUNT OF YOUR INVESTMENT

     The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES

     The initial public offering price is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $11.23, at an assumed initial public offering price of $13.00 per share, in the book value per share of our common stock from the price you pay for our common stock. For additional information on dilution of the book value of your shares, see "Dilution".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 4,000,000 shares of common stock that we are offering will be approximately $47.4 million, at an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $54.6 million.

     The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock, to enhance our ability to acquire other businesses, products or technologies and to facilitate future access to public equity markets. We intend to use the net proceeds for general corporate purposes, including working capital, capital expenditures and investments in product development, expansion of sales and marketing activities, and other corporate expenses. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses, products or technologies that are complementary to our business. We currently have no commitments or agreements with respect to any acquisitions or investments. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Pending our use of the net proceeds of this offering, we intend to invest them in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of November 30, 1999:

     - on an actual basis; and

     - on an as adjusted basis to give effect to the sale of our common stock in this offering at an assumed initial public offering price of $13.00 per share and the receipt of the estimated net proceeds therefrom.

                                                                 NOVEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Long-term obligations net of current portion................  $  2,615     $  2,615
Stockholders' equity:
  Preferred Stock, $0.001 par value, 23,000,000 shares
     authorized, 19,648,857 shares designated as convertible
     preferred stock, 19,568,540 shares issued and
     outstanding -- actual; 5,000,000 shares authorized, no
     shares designated, issued or outstanding -- as
     adjusted...............................................        20           --
  Common stock, $0.001 par value; 50,000,000 shares
     authorized, 17,213,448 shares issued and
     outstanding -- actual; 200,000,000 shares authorized,
     40,781,988 shares issued and outstanding -- as
     adjusted...............................................        17           41
  Additional paid-in capital................................    66,260      113,616
  Deferred stock compensation...............................   (10,743)     (10,743)
  Notes receivable from stockholders........................      (493)        (493)
  Accumulated deficit.......................................   (30,100)     (30,100)
                                                              --------     --------
  Total stockholders' equity................................    24,961       72,321
                                                              --------     --------
          Total capitalization..............................  $ 27,576     $ 74,936
                                                              ========     ========

---------------
     The share numbers above exclude:

     - 5,640,425 shares of our common stock subject to outstanding options under our 1997 Stock Incentive Plan, at a weighted-average exercise price of $0.13 per share, and 1,158,000 shares of our common stock available for future grant under our 1997 Stock Incentive Plan, as of November 30, 1999;

     - 6,000,000 shares of our common stock available for future grant under our 2000 Stock Incentive Plan and 2,000,000 shares of our common stock available for future issuance under our 2000 Employee Stock Purchase Plan; and

     - 262,341 shares issuable upon exercise of outstanding warrants, at a weighted-average exercise price of $1.34 per share.


     Subsequent to November 30,1999 and through February 29, 2000, we granted options to purchase 1,428,750 shares of our common stock under our 1997 Stock Incentive Plan at a weighted average exercise price of $3.14 per share, issued a warrant to purchase 23,930 shares of our common stock at a per share exercise price equal to 80% or 90% (subject to certain events) of the initial price to the public of the shares offered in this offering, and issued 550,789 shares of our common stock at a weighted average purchase price of $1.78 per share.


     You should read this table together with "Management -- Employee Benefit Plans", "Description of Capital Stock", "Related Party Transactions" and note 8 of the notes to our consolidated financial statements.

                                    DILUTION

     Our pro forma net tangible book value as of November 30,1999 was approximately $25.0 million, or $0.68 per share, assuming the conversion of all outstanding shares of our preferred stock into shares of our common stock. Pro forma net tangible book value per share is determined by dividing the pro forma number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less total liabilities. After giving effect to the receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $13.00 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of November 30, 1999 would have been approximately $72.3 million, or $1.77 per share. This represents an immediate increase in pro forma net tangible book value of $1.09 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.23 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share.............             $ 13.00
  Pro forma net tangible book value per share as of November
     30, 1999...............................................  $  0.68
  Increase per share attributable to new investors..........     1.09
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................                1.77
                                                                         -------
Dilution per share to new investors.........................             $ 11.23
                                                                         =======

     The following table sets forth as of November 30, 1999, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering:

                                 SHARES PURCHASED         TOTAL CONSIDERATION
                              ----------------------    -----------------------    AVERAGE PRICE
                                NUMBER       PERCENT       AMOUNT       PERCENT      PER SHARE
                              -----------    -------    ------------    -------    -------------
Existing stockholders.......   36,781,988      90.2%    $ 51,784,000      49.9%       $  1.41
New investors...............    4,000,000       9.8       52,000,000      50.1        $ 13.00
                              -----------     -----     ------------     -----
          Total.............   40,781,988     100.0%    $103,784,000     100.0%
                              ===========     =====     ============     =====


     The above computations assume no exercise of options after November 30, 1999. As of November 30, 1999, there were options outstanding under our 1997 Stock Incentive Plan to purchase a total of 5,640,425 shares of our common stock at a weighted-average exercise price of $0.13 per share. Subsequent to November 30,1999 and through February 29, 2000, we granted options to purchase 1,428,750 shares of our common stock under our 1997 Stock Incentive Plan at a weighted average exercise price of $3.14 per share and issued 550,789 shares of our common stock at a weighted average purchase price of $1.78 per share. The above computations assume no exercise of warrants outstanding to purchase 190,987 shares, at a weighted-average exercise price of $1.69 per share, and 23,930 shares, at an exercise price equal to 80% or 90% (subject to certain events) of the initial public offering price. To the extent that any options or warrants are exercised, there will be further dilution to new public investors. See "Capitalization", "Management -- Stock Plans", "-- Executive Compensation", "Related Party Transactions" and note 8 of the notes to our consolidated financial statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes to our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The consolidated statement of operations data for the period from April 16, 1997 (inception) through May 31, 1998, and for the year ended May 31, 1999 and the consolidated balance sheet data as of May 31, 1998 and 1999 are derived from, and are qualified by reference to, our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young LLP, independent auditors. The consolidated financial data as of November 30, 1999 and for the six months ended November 30, 1998 and 1999 were derived from unaudited financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods.

     The historical results are not necessarily indicative of results to be expected in any future period and results for the six months ended November 30, 1999 are not necessarily indicative of results to be expected for the full fiscal year.

                                                  PERIOD FROM
                                                 APRIL 16, 1997                    SIX MONTHS ENDED
                                                  (INCEPTION)      YEAR ENDED        NOVEMBER 30,
                                                    THROUGH         MAY 31,      --------------------
                                                  MAY 31, 1998        1999         1998        1999
                                                 --------------    ----------    --------    --------
                                                                                     (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues:
  License......................................     $     7         $    612     $    119    $  1,920
  Service......................................          33            1,327          364       3,284
                                                    -------         --------     --------    --------
                                                         40            1,939          483       5,204
                                                    -------         --------     --------    --------
Cost of revenues...............................          72            1,264          288       2,728
                                                    -------         --------     --------    --------
Gross profit (loss)............................         (32)             675          195       2,476
Operating expenses:
  Research and development.....................         694            3,627          934       6,246
  Sales and marketing..........................         535            6,319        1,467       8,560
  General and administrative...................         302            1,437          406       1,992
  Amortization of deferred compensation........          --              189           --       3,511
                                                    -------         --------     --------    --------
Total operating expense........................       1,531           11,572        2,807      20,309
                                                    -------         --------     --------    --------
Loss from operations...........................      (1,563)         (10,897)      (2,612)    (17,833)
Interest income (expense), net.................          (8)              45           11         156
                                                    -------         --------     --------    --------
Net loss.......................................     $(1,571)        $(10,852)    $ (2,601)   $(17,677)
                                                    =======         ========     ========    ========
Net loss per share(1)..........................     $ (0.17)        $  (0.84)    $  (0.20)   $  (1.26)
                                                    =======         ========     ========    ========
Shares used in computing basic and diluted net
  loss per share(1)............................       9,439           12,987       12,896      13,996
                                                    =======         ========     ========    ========
Pro forma basic and diluted net loss per share
  (unaudited)..................................                     $  (0.52)                $  (0.62)
                                                                    ========                 ========
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited).......                       20,881                   28,557
                                                                    ========                 ========

                                                                  MAY 31,
                                                              ----------------    NOVEMBER 30,
                                                              1998      1999          1999
                                                              -----    -------    ------------
                                                                                  (UNAUDITED)
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  41    $10,384      $29,390
Working capital (deficiency)................................   (481)     7,807       23,955
Total assets................................................    239     14,068       40,188
Long-term obligations, less current portion.................    578      1,010        2,615
Total stockholders' equity (deficit)........................   (974)     8,429       24,961

---------------

(1) See note 2 of notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share amounts.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     You should read the following Management's Discussion and Analysis of Financial Condition and Results of Operations together with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

General

     We are a provider of software and services that enable businesses and governments to create and deploy global networks over the Internet that connect people to learning. We provide an Internet-based software platform and related services that enable organizations to procure and deliver learning and systematically close knowledge and competency gaps across their extended enterprises. At the same time, we offer learning providers a global marketing and distribution channel. We recently launched the Saba Learning Exchange, an Internet-based business-to-business learning marketplace.

     We commenced operations in April 1997 and, through March 1998, focused substantially all of our efforts on research activities, developing our products and building our business infrastructure. We shipped our first Saba Learning Network and Saba Learning Provider Network products and began to generate revenues from software license fees, implementation and consulting services fees and support fees in April 1998. We began to operate Saba Learning Exchange in December 1999. To date, we have not generated significant revenues from the Saba Learning Exchange.

Sources of Revenues and Revenue Recognition

     To date, we have generated revenues primarily from licensing Saba Learning Network and Saba Learning Provider Network and providing related services, including implementation, consulting, support and education. In the future, in addition to such license and services revenues, we intend to pursue transaction-based and other forms of revenues from Saba Learning Exchange.

     Our license agreements generally provide that our customers pay a license fee based on a specified number of learners and the type of software modules licensed. Customers can subsequently pay additional license fees to allow additional learners to use previously licensed modules or to license additional modules. Customers that license Saba Learning Network and Saba Learning Provider Network generally enter into one year support agreements pursuant to which they are entitled to receive software upgrades, error corrections and telephone and web-based assistance, generally for a fixed fee.

     Customers may also purchase implementation, consulting, and education services from us. Although we generally provide implementation and consulting services on a time and materials basis, a significant portion of these services have been provided on a fixed fee basis. Our education services are offered for a fixed fee. In the future, we expect to rely in significant part on third-party consulting organizations to perform implementation, consulting and education services.

     We recognize license revenues in accordance with the provisions of American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2, "Software Revenue Recognition", as amended by Statement of Position 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2." We recognize revenue in accordance with the Statement of Position 97-2, as amended. To date, we have sold license and support together as components of multiple element arrangements. Our agreements provide for support, which consists of software upgrades, error corrections and telephone and web-based assistance, for which we have not established vendor specific objective evidence of fair value. Until such evidence of fair value is determinable, we recognize license revenues monthly over the initial support period, generally one year, if all of the following conditions are met:

     - There is persuasive evidence of an arrangement;

     - We have delivered the product to the customer;

     - Collection of the license fees is probable; and

     - The amount of the fee to be paid by the customer is fixed or determinable.


     If an agreement with a customer provides that the customer has the right, during a specified period, to accept or reject our products, subject to the foregoing conditions, license revenues are recognized ratably over the remainder of the support period beginning upon the earlier of customer acceptance or the expiration of the acceptance period. License and services revenues deferred to future periods are reflected as deferred revenues on our balance sheet. As of November 30, 1999, deferred revenues included approximately $4.6 million of amounts recorded in accounts receivable and software license and support fees collected from customers in advance of revenue recognition. We invoice customers for license and support fees in accordance with individual contract terms. Payment terms for license fees and first year support fees generally require payment from the customer within 30 days of the effective date of the contract.


     The AICPA has also issued Statement of Position 98-9 which is effective for us for transactions entered into beginning January 1, 2000. However, full implementation guidelines for this standard have not yet been issued. Once available, such implementation guidelines could lead to unanticipated changes in our current revenue recognition policies, which changes could significantly affect our operating results.

     Software support revenues are recognized monthly over the term of the support contract, typically one year. Revenues from other professional services are recognized as the services are provided.

Cost of Revenues

     Our cost of revenues includes cost of our license revenues and cost of our services revenues. Our cost of license revenues include the cost of manuals and product documentation, production media and shipping costs. Our cost of services revenues include salaries and related expenses for our professional services organization. Because our cost of services revenues is greater than cost of license revenues, cost of revenues may fluctuate based on the mix of products and services sold.

Operating Expenses

     Our operating expenses are classified into three general operational categories: sales and marketing, research and development and general and administrative. In addition, our operating expenses include amortization of deferred stock compensation.

     We classify all charges to the research and development, sales and marketing and general and administrative expense categories based on the nature of the expenditures. Each of these three categories include commonly recurring expenditures such as salaries, employee benefits, travel and entertainment costs, and allocated communication, rent and depreciation costs. We allocate these expenses to each of the functional areas that derive a benefit from such expenses based upon their respective headcount. The research and development category of operating expense also includes purchased technology. The sales and marketing category of operating expenses also includes sales commissions, and expenditures related to public relations and advertising, trade shows and marketing collateral materials. The general and administrative category of operating expenses also includes administrative and professional services fees.

     In connection with the granting of stock options to, and restricted stock purchases by, our employees, we recorded deferred stock compensation totaling approximately $14.4 million as of November 30, 1999. This amount represents the difference between the exercise or purchase price, as applicable, and the deemed fair value of our common stock for financial accounting purposes on the date these stock options were granted or purchase agreements for restricted stock were signed. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options or restricted stock. As of December 31, 1999, we expect to record an additional $9.3 million of deferred stock compensation for stock options granted subsequent to November 30, 1999. The amortization of the remaining deferred stock compensation will result in additional charges to operations through fiscal 2005.

History of Losses

     We have incurred significant net losses and negative cash flows from operations since our inception. As of November 30, 1999, we had an accumulated deficit of $30.1 million. Although our revenues have increased on a quarterly basis since May 31, 1998, we have not achieved profitability and cannot be certain that we will be able to sustain these growth rates or realize sufficient revenues to achieve profitability. We expect to continue to incur significantly greater operating expenses. We also expect to incur substantial non-cash expenses relating to stock based compensation. As a result, we expect to incur significant losses for the foreseeable future and will need to generate significantly higher revenues in order to achieve profitability. If we achieve profitability, we may not be able to sustain it.

     We had 357 full-time employees as of February 29, 2000. We intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth, we must invest in scalable operational systems, procedures and controls. We must also be able to recruit qualified candidates to manage our expanding operations. We expect future expansion to continue to challenge our ability to hire, train, manage and retain our employees. Additional personnel will increase our operating expenses in the foreseeable future.

Limited Operating History

     We have a limited operating history that makes it difficult to forecast our future operating results. We believe that period-to-period comparisons of our operating results should not be relied upon as predictive of future performance. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies at an early state of development, particularly companies in new and rapidly evolving markets, such as electronic commerce and Internet software. We may not be successful in addressing these risks and difficulties. Although we have experienced significant growth in revenues in recent periods, we do not believe that prior growth rates are sustainable or indicative of our future operating results.

RESULTS OF OPERATIONS

SIX MONTHS ENDED NOVEMBER 30, 1999 AND 1998

Revenues

     Total revenues increased to $5.2 million for the six months ended November 30, 1999, from $483,000 for the six months ended November 30, 1998. This rapid growth in revenues reflects our relatively early stage of development, and we do not expect revenues to increase at the same rate in the future. During the six months ended November 30, 1999, Ford and US West each accounted for more than 10% of our revenues and collectively comprised approximately 25% of our revenues.

     License revenues increased to $1.9 million, or 37% of total revenues, for the six months ended November 30, 1999, from $119,000, or 25% of total revenues, for the six months ended November 30, 1998. The increase in the amount of license revenues is primarily attributable to an increase in sales of licenses to new customers resulting from increased headcount in our sales force.

     Services revenues increased to $3.3 million, or 63% of total revenues, for the six months ended November 30, 1999, from $364,000 or 75% of total revenues, for the six months ended November 30, 1998. The increase in dollar amount of service revenues is primarily attributable to increased implementation and consulting services performed in connection with increased license sales and to support services sold to our new customers.

     Deferred license and services revenues reflected on our balance sheet were $7.5 million at November 30, 1999.

     The mix of license and services revenues as a percentage of total revenues has varied significantly due to our relatively early stage of development.

Cost of Revenues

     Total cost of revenues increased to $2.7 million for the six months ended November 30, 1999, from $288,000 for the six months ended November 30, 1998. To date, our cost of product license revenues has been insignificant. The increase in the amount of cost of revenues is primarily attributable to the hiring of additional employees to support increased customer demand for our implementation and consulting services. Cost of services revenues represented 83% of services revenues for the six months ended November 30, 1999 and 79% of services revenues for the six months ended November 30, 1998. The increase in the cost of services as a percentage of services revenues is primarily attributable to the inability to fully utilize these new employees prior to their completion of required Saba learning.

Operating Expenses


     Research and development. Research and development expenses increased to $6.2 million for the six months ended November 30, 1999, from $934,000 for the six months ended November 30, 1998. This increase is primarily attributable to an increase in the number of employees engaged in research and development and a $1.3 million cash payment to a third party related to the purchase of an early stage product framework which had not yet reached technological feasibility. We refer to the product framework as the intellectual property obtained from a third party, which includes technical and design documents, flow charts, and diagrams. We intend to develop the product framework for integration into our Saba Learning Network and Saba Learning Provider Network.



     Research and development expenses exclude $572,000 of amortization of deferred stock compensation for the six months ended November 30, 1999. To date, all software development costs have been expensed in the period incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives, and we anticipate that research and development expenses will continue to increase in absolute dollars due to our internal product development.



     Sales and marketing. Sales and marketing expenses increased to $8.6 million for the six months ended November 30, 1999, from $1.5 million for the six months ended November 30, 1998. This increase is primarily attributable to an increase in the number of employees in our sales and marketing organizations, and related costs, such as increased sales commissions and costs associated with the establishment of sales offices in additional domestic and international locations. Sales and marketing expenses exclude $1,308,000 of amortization of deferred stock compensation for the six months ended November 30, 1999. We anticipate that the amount of sales and marketing expenses will continue to increase due to the planned growth of our sales force and to expected additional increases in advertising and marketing programs and other promotional activities.


     General and administrative. General and administrative expenses increased to $2.0 million for the six months ended November 30, 1999, from $406,000 for the six months ended November 30, 1998. This increase is primarily attributable to an increase in the number of executive, finance and administrative employees from five at November 30, 1998 to 24 at November 30, 1999, resulting in a $637,000 increase in salary expense for the six months ended November 30, 1999 from the six months ended November 30, 1998. The increase was also attributable to an increase in the amount of administrative and professional services fees, including temporary staffing, legal and accounting fees. General and administrative expenses exclude $1,382,000 of amortization of deferred stock compensation for the six months ended November 30, 1999. We expect that the amount of general and administrative expenses will continue to increase in future periods as we add personnel to support the expansion of our operations, incur additional expenses related to the anticipated growth of our business both domestically and internationally, and assume the responsibilities of a public company.


     Amortization of deferred stock compensation. During the six month period ended November 30, 1999, we recorded deferred stock compensation of $13.2 million and amortization of $3.5 million.

Interest income, net

     Interest income, net consists of interest income, interest expense and other non-operating expenses. Interest income, net increased to $156,000 for the six months ended November 30, 1999, from $11,000 for the six months ended November 30, 1998. This increase is attributable primarily to interest income from average invested cash proceeds from financing activities, partially offset by interest expense related to equipment loans, the proceeds of which were used to purchase computer equipment and office furniture and equipment.

YEARS ENDED MAY 31, 1999 AND 1998

     The following discussion includes, with respect to fiscal 1998 data, data from the period commencing on April 16, 1997 (inception) through May 31, 1997.

Revenues

     Total revenues increased to $1.9 million in fiscal 1999, from $40,000 in fiscal 1998. In fiscal 1999, Baan, Norwest and Documentum each accounted for more than 10% of our revenues and collectively comprised approximately 66% of our revenues.

     License revenues increased to $612,000, or 32% of total revenues, in fiscal 1999, from $7,000, or 18% of total revenues, in fiscal 1998. The increase in the amount of license revenues is attributable to a full year of sales of licenses for our products in fiscal 1999 after their commercial release in late fiscal 1998.

     Services revenues increased to $1.3 million, or 68% of total revenues, in fiscal 1999, from $33,000 or 83% of total revenues, in fiscal 1998. The increase in dollar amount of service revenues is primarily attributable to increased implementation and consulting services performed in connection with increased license sales and to support services sold to our new customers.

     Deferred license and services revenues reflected on our balance sheet were $1.8 million at May 31, 1999.

Cost of Revenues

     Total cost of revenues increased to $1.3 million in fiscal 1999, from $72,000 in fiscal 1998. This increase is primarily attributable to the hiring of additional employees to support increased customer demand for our implementation and consulting.

Operating Expenses

     Research and development. Research and development expenses increased to $3.6 million in fiscal 1999, from $694,000 in fiscal 1998. This increase is primarily attributable to the hiring of additional employees to support the development of new products.

     Sales and marketing. Sales and marketing expenses increased to $6.3 million in fiscal 1999, from $535,000 in fiscal 1998. This increase resulted primarily from building a direct sales force and investing in sales and marketing infrastructure, including personnel-related expense, travel expenses and related facility and equipment costs, as well as increased marketing activities.

     General and administrative. General and administrative expenses increased to $1.4 million in fiscal 1999, from $302,000 in fiscal 1998. This increase is primarily attributable to an increase in the number of executive, finance and administrative employees to support the growth of our business.

     Amortization of deferred stock compensation. We recorded deferred stock compensation of $1.3 million in fiscal 1999. Of this deferred stock compensation, $189,000 was amortized in fiscal 1999.

Interest income, net

     Interest income, net consists of interest income, interest expense and other non-operating expenses. Interest income, net increased to $45,000 in fiscal 1999, from an expense of $8,000 in fiscal 1998. This change from expense to income is attributable primarily to interest income on higher average cash balances relating to financing activities which offset higher capital costs.

Provision for Income Taxes

     From inception through May 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of May 31, 1999, we had approximately $9.0 million of federal and state net operating loss carryforwards to offset future taxable income. The federal and state tax net operating loss carryforwards are available to reduce future taxable income and expire at various dates into fiscal 2019. Given our limited operating history, our losses incurred to date and the difficulty in accurately forecasting our future results, management does not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Therefore, we have recorded a 100% valuation allowance against the deferred income tax asset. See note 9 of the notes to our consolidated financial statements.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth consolidated statement of operations data for each of the six quarters in the period ended November 30, 1999. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. You should read this information in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. We incurred net losses in each quarter since inception and expect to continue to incur losses in the foreseeable future. You should not draw any conclusions about our future results from the results of operations for any quarter, as quarterly results are not indicative of the results for a full fiscal year or any other period.

                                                         THREE MONTHS ENDED
                                   --------------------------------------------------------------
                                   AUG. 31,   NOV. 30,   FEB. 28,   MAY 31,   AUG. 31,   NOV. 30,
                                     1998       1998       1999      1999       1999       1999
                                   --------   --------   --------   -------   --------   --------
                                                     (UNAUDITED) (IN THOUSANDS)
Revenues:
  License........................   $  15     $   104    $   179    $  314    $   668    $ 1,252
  Services.......................     141         223        375       588      1,039      2,245
                                    -----     -------    -------    -------   -------    -------
          Total revenues.........     156         327        554       902      1,707      3,497
                                    -----     -------    -------    -------   -------    -------
Cost of revenues.................      98         190        347       629        956      1,772
                                    -----     -------    -------    -------   -------    -------
Gross profit.....................      58         137        207       273        751      1,725
Operating expenses:
  Research and development.......     225         709        980     1,713      3,522      2,724
  Sales and marketing............     234       1,233      1,325     3,527      3,427      5,133
  General and administrative.....     146         260        385       646        901      1,091
  Amortization of deferred stock
     compensation................      --          --         --       189      1,385      2,126
                                    -----     -------    -------    -------   -------    -------
          Total operating
            expenses.............     605       2,202      2,690     6,075      9,235     11,074
                                    -----     -------    -------    -------   -------    -------
Loss from operations.............    (547)     (2,065)    (2,483)   (5,802)    (8,484)    (9,349)
Interest income (expense), net...      17          (6)        18        16         48        108
                                    -----     -------    -------    -------   -------    -------
Net loss.........................   $(530)    $(2,071)   $(2,465)   $(5,786)  $(8,436)   $(9,241)
                                    =====     =======    =======    =======   =======    =======

     Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sale and marketing expenses to promote our products and services. Therefore, our quarterly operating results are likely to be particularly affected by the number of customers licensing our products during any quarter as well as sales and marketing, research and development and other expenses for a particular period. If revenues fall below our expectations, we will not be able to reduce our spending rapidly in response to the shortfall. We anticipate that our sales will continue to have long sales cycles. Therefore, the timing of future customer contracts could be difficult to predict, making it very difficult to predict revenues between quarters, and our operating results may vary significantly.

     Other factors that could affect our quarterly operating results include those described below and elsewhere in this prospectus:

     - dependence of our revenues on a small number of larger orders;

     - our ability to attract new customers;

     - any changes in revenue recognition policies and provisions and interpretations of these provisions;

     - our ability to license additional products to current customers;

     - the announcement or introduction of new products or services by us or our competitors;

     - changes in the pricing of our products and services or those of our competitors;

     - variability in the mix of our products and services revenues in any quarter;

     - technical difficulties or service interruptions of our computer network systems or the Internet generally; and

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded our operations primarily through the sale of equity securities, through which we have raised net proceeds of $51.2 million through November 30, 1999, equipment leases and other debt. As of November 30, 1999, we had outstanding equipment leases and notes payable of $1.4 million. As of November 30, 1999, we had approximately $29.4 million of cash and cash equivalents.

     Cash used in operating activities was $10.1 million during the six months ended November 30, 1999, $7.8 million in fiscal 1999 and $1.0 million in fiscal 1998. The cash used during these periods was primarily attributable to net losses of $17.7 million during the six months ended November 30, 1999, $10.9 million in fiscal 1999 and $1.6 million in fiscal 1998.

     Investments in property and equipment, excluding equipment acquired under capital leases, were $1.4 million during the six months ended November 30, 1999, $1.1 million in fiscal 1999 and $70,000 in fiscal 1998.

     Cash provided by financing activities was $30.5 million during the six months ended November 30, 1999, $19.4 million in fiscal 1999 and $1.1 million in fiscal 1998 resulting primarily from net proceeds from the sale of preferred stock and, to a lesser extent, from bank borrowings. These amounts were partially offset by payments on capital lease obligations and notes payable.

     As of November 30, 1999, we did not have any material commitments for capital expenditures. Our principal commitments consisted of obligations of $33.3 million under operating leases and $1.1 million under capital leases.

     We currently anticipate that the net proceeds from our offering, together with our available cash resources and credit facilities, will be sufficient to meet our presently anticipated working capital, capital expenditure and business expansion requirements for at least the next 12 months. However, we may need to raise additional funds within the next 12 months to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. Our future liquidity and capital requirements will depend upon numerous factors, including the success of our existing and new product and service offerings and competing technological and market developments. We may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that additional funding, if needed, will be available on terms acceptable to us, or at all.

YEAR 2000

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries, including technology, transportation, utilities, finance and telecommunications, may have produced erroneous results or
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

failed unless they had been modified or upgraded to process date information correctly. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon even after January 1, 2000. This failure may involve significant time and expense, and uncorrected problems could seriously harm our business. In addition, the potential failure of our customers to ensure that their operations are Year 2000 compliant could have an adverse effect on them, which in turn could limit their ability to use our products and services or process our invoices in a timely manner. Furthermore, customers or potential customers may delay purchasing our products and services to the extent such customers or potential customers are required to devote resources to resolving the Year 2000 problem.

MARKET AND CURRENCY RISK

     We develop and market our products in North America, Europe and the Asia-Pacific region. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To date, a substantial majority of our sales have been made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates. However, due to the short-term nature of our investments, we believe that there is no material risk exposure.

RECENT ACCOUNTING PRONOUNCEMENT

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". We are required to adopt SFAS No. 133, as amended, for the year ending May 31, 2001. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, adoption of SFAS No. 133 is expected to have no material impact on our financial condition or results of operations. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 regarding recognition, presentation and disclosure of revenues. We believe that SAB No. 101 does not have any material effect on our accounting practices or financial results.

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

                                    BUSINESS

OVERVIEW

     We are a provider of software and services that enable businesses and governments to create and deploy global networks over the Internet that connect people to learning. Organizations face a rapidly changing environment in which a principal source of competitive advantage is the depth and breadth of the knowledge and competencies possessed by their "extended enterprise" of employees, customers, partners and suppliers. We provide an Internet-based software platform and related services that enable businesses to procure and deliver learning and systematically close knowledge and competency gaps across their extended enterprises. At the same time, we offer learning providers an Internet-based global marketing and distribution channel. Building upon our growing base of learners and learning offerings, we recently launched the Saba Learning Exchange, an Internet-based business-to-business learning marketplace. The Saba Learning Exchange is designed to enable businesses, governments and learning providers to buy and sell learning offerings, such as on-line and off-line courses and related materials, as well as collaborate within learning communities.

     Our offerings are designed to cost-effectively meet the needs of both organizations and learning providers. Organizations implementing our solutions can establish knowledge and competency goals, assess gaps relative to these goals, source and distribute learning needed to close these gaps, and continuously track and measure progress. Our solutions also enable learning providers to develop, market, sell, deliver and improve their learning offerings. Learning offerings supported by our solution can be from internal or external providers, and offered in many languages, off-line or on-line, and over private or public networks. This breadth of functionality allows organizations that use our solutions to:

     - Accelerate responsiveness to changing business needs. An organization's employees, customers, partners and suppliers can be quickly educated through the distribution of targeted learning to speed responsiveness to changing business objectives.

     - Enhance customer satisfaction and loyalty. Organizations can provide relevant and updated product and usage knowledge to customers leading to improved satisfaction and loyalty.

     - Improve recruitment and retention. Learning can be used as a tool to recruit and retain employees, by offering learners an opportunity to improve their performance and enhance their knowledge.

     - Align disparate business units. Learning can be used to align disparate workforces, for example, recently acquired or merged businesses and geographically-dispersed business units.

     - Ensure regulatory compliance. Targeted knowledge and competencies can be deployed to ensure compliance with applicable laws, such as those governing the health care, financial services, transportation, chemical and energy industries.

     As of December 31, 1999, our software was licensed for use by over two million people and more than 20,000 third-party learning offerings were accessible on Saba learning networks. To increase this base of learners and learning offerings quickly, we intend to continue to target large organizations, including Global 2000 and government organizations, and their learning providers. Our significant customers include 3Com, Agilent, Anheuser-Busch, Cisco Systems, Continental Airlines, DaimlerChrysler, Ford, General Electric, Hyundai, Lucent Technologies, Procter & Gamble and Qwest Communications. Our content offerings are available from over 50 learning providers, including DigitalThink, ExecuTrain, IBM Catapult, International Air Transport Association, NETg, PROVANT, SkillSoft and the Sun-Netscape Alliance. Some of our customers, such as Cisco Systems, act as learning content providers and also license learners for their extended enterprise.

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

INDUSTRY BACKGROUND

Traditional Learning Solutions

     Organizations face an increasingly competitive environment driven by rapid and constant change, globalization and technological advancements. To remain competitive, organizations must continually work on improving the knowledge and competencies not only of their employees, but also of their customers, partners and suppliers. By educating their extended enterprise, organizations can improve performance by, among other things, increasing productivity, reducing the time and expense associated with bringing new products and services to market, and improving customer satisfaction and loyalty.

     TRAINING Magazine estimates that the training budget of U.S. enterprises was approximately $63 billion in 1999. We believe that the worldwide education budget for businesses, as well as for federal and state governments, is significantly higher. Despite the focus and spending on learning, many businesses struggle to realize significant strategic benefits from learning investments due to the significant shortcomings of traditional learning management solutions. Most of the learning management solutions offered today, which include systems developed in-house and third party systems intended for back-office support of employee training, have a number of shortcomings. These solutions typically:

     - Are unable to identify and systematically close knowledge and competency gaps. Most organizations today lack the systems to identify and assess knowledge and competency gaps across their extended enterprise. They have limited ability to identify and offer appropriate learning to address each individual's needs, track performance improvement at the individual level or across a department or organization, and generate associated management reports that effectively measure the return on their learning investment.

     - Are unable to personalize learning. Traditional learning management systems do not provide the breadth of relevant learning offerings required to meet the learning needs, language requirements and learning style of each individual in the extended enterprise. Consequently, learners are typically limited to "one-size-fits-all" learning offerings.

     - Are limited in their ability to source offerings. The learning industry is highly fragmented with a multitude of content providers and a large number of buyers within organizations. The lack of a learning marketplace results in significant time and resources spent on locating relevant content.

     - Are difficult to update. The lack of enterprise-wide learning management systems makes it difficult for both organizations and learning providers to disseminate time-sensitive information, such as schedules and updated learning offerings.

     - Are costly and inefficient to deploy and manage across the extended enterprise. Traditional learning management systems are often costly and inefficient. They rely on a combination of manual and automated processes, and are difficult to deploy across geographically dispersed extended enterprises.

As a result of these shortcomings, individuals within the extended enterprise do not receive required knowledge or attain necessary competencies in a timely fashion. Consequently, organizations suffer numerous inefficiencies, such as delays in time to market, reduced sales force productivity and violations of safety and other regulations.

     The providers of learning offerings have faced significant limitations on their ability to develop, market, distribute, sell and improve their offerings. Most learning providers have had limited marketing and distribution channels, making it difficult to cost-effectively reach new customers and markets. They have also been unable to estimate and aggregate demand for their content, as demand within

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

enterprises is highly fragmented, with a multitude of decision-makers and learning buyers. Therefore, many of these providers have no choice but to deliver solutions that are typically in the form of "one-size-fits-all, just-in-case" learning offerings that are not tailored to the knowledge needs and learning style of the individual learner.

The Need for an Internet-Based Solution

     The rapid adoption of the Internet has created an opportunity to solve many of the shortcomings in the business learning market. The Internet is one of the fastest-growing global communications mediums in history and is dramatically changing the way businesses and individuals communicate and share information. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from 142 million in 1998 to 502 million in 2003. In addition, according to Forrester Research, business-to-business electronic commerce is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003, underscoring the significance of this marketing and procurement channel.

     This rapid growth and deployment of the Internet as a business platform for worldwide communication and commerce is fundamentally transforming the way businesses interact with their employees, customers, partners and suppliers, creating the opportunity to streamline complex processes, lower costs and improve productivity. The Internet has the potential to significantly improve the procurement, deployment and management of learning. However, existing offerings did not take full advantage of the Internet and were not designed to serve as an integrated solution capable of improving the manner in which learning is managed across the extended enterprise. As a result, we believe there is a significant opportunity for a software and services solution that is designed to leverage the benefits of the Internet to create learning networks to meet the needs of businesses, their employees, customers, partners and suppliers, as well as the needs of third party learning providers.

THE SABA SOLUTION

     We are a provider of software and services that enable businesses and governments to create and deploy global networks over the Internet that connect people to learning. Our integrated solutions consist of the Saba Learning Network and Saba Learning Provider Network software applications, as well as the Saba Learning Exchange, an Internet-based business-to-business learning marketplace. Our software platform is standards-based, content-neutral and designed to enable the procurement, deployment and management of on-line or off-line learning in many languages across the extended enterprise.

     Saba Learning Network is an Internet-based software application that allows enterprises to assess the learning needs of individuals and organizations, select and purchase on-line and off-line learning materials and programs, track individual learners' progress and manage enterprise-wide learning initiatives and processes. Saba Learning Provider Network is an Internet-based software application that enables learning providers to develop, market, sell and distribute on-line and off-line learning materials to organizations worldwide. We also provide a full range of strategic consulting, business process reengineering, and technical implementation and support services for our business customers and learning providers.

     Our established base of organizations and learning providers will form the basis of Saba Learning Exchange. We believe that the efficiencies created by this exchange will attract a growing number of organizations and learning providers. As more organizations use the Saba Learning Exchange to procure, deploy and manage their learning programs, we believe they will attract more learning providers to our exchange. As we attract additional learning providers, we believe that even more organizations will be encouraged to use our services, resulting in a network effect, where the value of our services to each participant increases with the addition of new participants.

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

Benefits to Organizations

     Our offerings are designed to meet the learning needs of extended enterprises. They enable organizations to offer a diverse array of on-line or off-line learning to achieve a variety of objectives. Examples include quickly educating a worldwide sales force in conjunction with new product introductions, disseminating information to ensure compliance with new government regulations, integrating geographically dispersed or recently-acquired business units and enabling customers to achieve higher utility from products and services about which they are now more knowledgeable.

     With our products, organizations can systematically identify and cost-effectively close knowledge and competency gaps across their extended enterprises. Our extensive network of learning providers allows organizations to select and deliver the breadth of learning content required to meet the learning needs of individuals. Additionally, our solutions include standardized tracking and measurement tools as well as consulting services to better monitor the progress of individuals and the effectiveness of different learning offerings. This centralization and automation of the procurement and management of learning enables organizations to realize a higher return on learning investments through reduced learning provider search and selection costs, improved distribution of learning content across the extended enterprise and improved productivity and performance.

Benefits to Learning Providers

     We offer learning providers a powerful marketing and distribution channel to sell their content and other offerings to organizations worldwide, extending their reach to new customers and across existing business customers' enterprises. We provide a range of options to serve the diverse needs of our learning providers, including: placing simple hyper-links on Saba Learning Exchange to their own websites, incorporating electronic versions of their paper-based catalogs on Saba Learning Exchange, delivering their content electronically to learning organizations and creating fully hosted, commerce-enabled electronic storefronts within Saba Learning Exchange. Moreover, by providing channels for end-user feedback, our learning providers are able to continuously improve their offerings and reduce their time to market for new content and services. In addition, our learning providers are able to take advantage of our management tools that assist them with expanding their offerings, aggregating demand for their offerings, budgeting, managing customer profiles, conducting electronic commerce, invoicing, tracking inventory and measuring and improving resource utilization.

Benefits to Learners

     Learners on our software platform are able to improve performance and increase the value of their intellectual capital by accessing relevant on-line and off-line learning offerings. Our platform also allows learners to better understand knowledge requirements and provides them with the means to assess and close their knowledge gaps. The "around-the-clock" availability of our Internet-based platform provides learners with the convenience and flexibility to choose offerings that fit their personal schedules. In addition, customized learning reduces the wasted time and effort resulting from "one-size-fits-all, just-in-case" programs.

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STRATEGY

     We intend to increase the number of learners and providers using our Internet-based platform in order to create the leading global exchange that connects people to learning. Key elements of our strategy include:

Increasing the number of our Global 2000 and government customers

     Global 2000 and government organizations have large budgets dedicated to the education and development of their employees, customers, suppliers and partners. We believe that continuing to add these "anchor tenants" to our customer base will strengthen our leadership position, provide significant follow-on revenue opportunities and enhance the attractiveness of the Saba Learning Exchange for learning providers. We intend to continue to add these large organizations by establishing strategic relationships, adding to our direct sales force and enhancing the value of our offerings to these customers.

Extending penetration within our existing customer base and their affiliates

     Our existing customers have broad extended enterprises that include customers, suppliers and partners that are directly or indirectly experiencing the benefits of our products and services. We believe that this exposure, which allows potential customers to benefit first hand from our products and services, creates demand, generates recognition within a customer's industry and accelerates adoption of our products. We intend to capitalize on this exposure to expand our customer base. Additionally, we intend to increase penetration within our existing customer base by cross-selling our products and services to other divisions and geographic regions within these customers.

Increasing the number of learning offerings in our network

     In order to increase the number of learning offerings on Saba Learning Exchange, we intend to increase the number of learning providers in our network. We believe that the expansion of our learning provider base will strengthen our market position, provide us with a significant source of competitive advantage and increase the value that we provide to our customer base. We intend to target providers of diverse and high quality content, including high technology companies, independent training providers and colleges and universities.

Expanding Saba Learning Exchange

     We intend to expand Saba Learning Exchange to become the leading global business-to-business learning marketplace. Saba Learning Exchange is designed to be an open-architecture, flexible, scalable, global, Internet-based learning platform supporting multiple languages, currencies and data formats. Through the expansion of Saba Learning Exchange, learning providers will have access to a large number of buyers, buyers will have access to a wide selection of learning offerings and both buyers and sellers will have the ability to collaborate. We believe Saba Learning Exchange will allow us to attract additional learning providers and that even more organizations will be encouraged to use our services, resulting in a network effect, where the value of our services to each participant increases with the addition of new participants.

Expanding our international presence

     We plan to capitalize on international opportunities by establishing additional international sales offices, expanding our network of international learning content providers and, where appropriate, establishing strategic alliances to enter new geographic markets. We currently have international sales offices in Australia, Canada, Germany, India and the United Kingdom. Many of our customers are large

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

multinational organizations which are deploying our solution globally, and we are creating both regional and international exchanges to benefit them. Currently, our platform enables learning in English, French, German and Spanish, and we intend to adapt it for other languages. We also plan to leverage our existing customer base and the benefits of our solutions to further our international expansion.

Developing new uses and markets for the Saba platform

     We intend to utilize our open, scalable, standards-based architecture to develop new applications and address new markets for our learning platform. Our architecture will allow us to take advantage of emerging technologies to further extend the reach of our platform. For instance, our architecture allows for the possible distribution of learning content through the growing number of emerging Internet-enabled appliances such as personal digital assistants, cellular telephones, pagers, television set-top boxes and on-line kiosks. We also intend to continue to develop our products to enable us to address markets beyond learning.

PRODUCTS AND SERVICES

     Our Saba Learning Network Solution consists of two product families: Saba Learning Network and Saba Learning Provider Network. In addition, we offer Saba Learning Exchange and provide associated services to our customers. The functionality of these products and the scope of our service offerings are described more fully below.

Saba Learning Network

     Saba Learning Network enables businesses to cost-effectively close critical knowledge and competency gaps. Anyone within an organization who oversees the learning of others inside or outside the organization can use this product to establish knowledge and competency goals, assess gaps relative to these goals, source and distribute learning needed to close these gaps and continuously track and measure progress. The underlying business objectives may include speed to market, regulatory compliance, recruitment and retention of employees, and management of change. Examples of specific initiatives include:

     - sales executives using Saba Learning Network to set product knowledge certification requirements for the direct sales force and resellers;

     - maintenance executives setting and updating knowledge requirements for technicians as products change; and

     - supply chain executives setting and managing supplier training requirements on design guidelines and quality.

     Saba Learning Network provides management with broad reporting and procurement capabilities and pre- and post-learning competency assessment. Saba Learning Network leads managers through a simple process to help them set knowledge targets and close knowledge gaps across the extended enterprise. Using a standard Internet-browser, a manager can establish knowledge targets by role and by competency for any group of learners. The manager can then select and make available a range of offerings to learners by subscribing to them, while simultaneously forecasting the costs associated with such learning. Learners can use Saba Learning Network to assess their knowledge relative to targets and identify knowledge gaps. They can select from, register for and participate in on-line or off-line offerings and keep track of their progress and test results. Concurrently, the manager can track and report on each individual's progress. Finally, management can use Saba Learning Network to compare actual versus budgeted learning expenditures and to assess the return on learning investments.

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

Saba Learning Provider Network

     Saba Learning Provider Network enables both internal and third-party learning providers to cost-effectively develop, market, sell, and distribute consistent learning on a worldwide basis. Third-party content providers can use our product to gain access to a large number of customers and manage their offerings. Learning providers within organizations, such as corporate universities, can distribute offerings across their extended enterprises. Additionally, they may market and sell learning outside of their extended enterprises, if they choose to do so, thereby converting what has traditionally been viewed as a cost center into a source of revenue.

     Saba Learning Provider Network categorizes each offering in the learning provider's catalog in several ways: by competency, certification, role, industry, language, geography and delivery method. Additionally, providers can control the distribution of their offerings by limiting access to authorized learners. For example, distribution of information and training for new products can be limited to the sales force. Learning providers can assess demand, market to organizations using our platform, transact with electronic commerce capability, manage assets and inventory such as classrooms and supplies to meet demand for off-line learning, deliver on-line learning, and take advantage of multiple reporting capabilities to better manage their business. Our products can also be used by independent learning providers to establish electronic storefronts which can be accessed through their websites or through Saba Learning Exchange.

Saba Learning Exchange

     Saba Learning Exchange is our recently launched global business-to-business learning marketplace that is designed to meet the learning needs of learning providers and learning organizations. Saba Learning Exchange has broad functionality, including:

     - search capability for the thousands of publicly available offerings by competency, certification, role, industry, geography, language, provider and delivery method;

     - access to private learning networks and offerings via secure pass codes;

     - community features such as chat rooms and discussion groups for buyers, users and providers of learning solutions; and

     - electronic commerce capabilities.

     Managers within organizations can use Saba Learning Exchange to find offerings that close knowledge and competency gaps in the groups of people they manage. Learning providers can use Saba Learning Exchange to market learning. We believe that we will attract additional learning providers to Saba Learning Exchange as we add to our base of over two million licensed learners. As we attract additional learning providers and they bring more offerings to Saba Learning Exchange, we believe that even more organizations will be encouraged to use Saba Learning Exchange, resulting in a network effect, where the value of our services to each participant increases with the addition of each new participant.

Services

     We offer comprehensive services to assist in the successful implementation of our products. As of February 29, 2000, we employed 95 people worldwide in services-related activities.

     Our global services organization supports multiple consulting functions, including:

     - Strategic consulting. We assist in the definition of areas where learning has the greatest impact on business results and in the establishment of strategies to optimize learning investments.
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

     - Implementation consulting. Our implementation services include the definition of learning objectives, the design of phased plans for achieving these objectives, technical solution specifications, establishment of implementation timelines and resource requirements, installation of Saba solutions, systems configuration, data loading, custom report and notification design, website development, enterprise system integration and post-implementation assessment.

     - Customer support. We provide several support options so that customers may utilize their own resources to the degree desired and leverage their existing investments in customer support. Options include enterprise support, an end-user help desk and on-site support.

     - Education solutions. We provide product training and learning content conversion to prepare project team members, administrators, and learners for managing and using Saba products.

     We are in the process of establishing relationships with systems integrators.

CUSTOMERS

     Our customers include a wide spectrum of large, global organizations. Customers that have licensed at least 1,000 learners as of February 29, 2000 include:

Automotive              High Technology              Professional Services
DaimlerChrysler         Adobe                        PricewaterhouseCoopers
Ford                    Agilent                      Scient
Hyundai                 Baan                         Whittman-Hart
                        BMC Software
Consumer                Ceridian                     Telecommunications
Procter & Gamble        Documentum                   Qwest Communications
                        Informix Software
Financial Services      SGI                          Telecommunications
PaineWebber             Sun-Netscape Alliance        Equipment
Strong Capital          VERITAS Software             3Com
Wells Fargo                                          Cisco Systems
                        Insurance                    Lucent Technologies
Food and Beverage       Safeco Insurance
Anheuser-Busch                                       Training Providers
                        Internet                     DigitalThink
Government              Amazon.com                   ExecuTrain
U.S. Department of      i2 Technologies              TECH Connect
  Veterans Affairs      Techies.com
                                                     Transportation
                        Manufacturing                Continental Airlines
                        Caterpillar                  International Air Transport
                        General Electric             Association
                        Hillenbrand Industries
                        York International           Utilities
                                                     Texas Utilities -- Europe

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

ALLIANCES

     We have entered into alliance agreements with content providers, custom content developers, and learning delivery tool providers in order to increase the range of content offerings available to licensed learners. There are over 40 Learning Content Alliance members with numerous content offerings available through Saba Learning Exchange. Over 20 Custom Content Alliance developers are available to develop customized content to meet a particular user's needs. Our recently formed Learning Delivery Tool Alliance currently has five members who provide delivery tools such as on-line classrooms or satellite delivery to content developers and providers. Many companies are members of more than one alliance. Selected members of these alliances include the following:

Achieve Global
Allen Communication
Aptech Worldwide
Bell Canada Enterprises Media
Caliber Learning Network
Centra
Competence Software
Corporate University Xchange
Crisp Publications
DigitalThink
Eloquent
headlight.com
IBM Catapult
General Physics
InterWise
LearningByte International
LearnLinc
NETg
ONE TOUCH Systems
PRIMEDIA Healthcare
PROVANT
SkillSoft
TECH Connect
Thomson Learning Course   Technology
TrainingNet
VCampus
Wilson Learning
Xebec McGraw-Hill

SALES AND MARKETING

     We license our products to organizations primarily through a worldwide direct sales force. Our direct sales efforts target large organizations including Global 2000 businesses and government organizations. As of February 29, 2000, we had 104 sales and marketing professionals located in 17 sales offices, 10 of which offices are in the United States.

     Our sales process includes pre-sales lead qualification, identification of key buyers and influencers, working with prospective clients to help shape their vision of a learning solution and educating them on Saba products and services. Our sales professionals continue to work with clients after they have selected Saba products and services, and advise them on the entire procurement and implementation process from due diligence and funding approval through implementation and post-implementation services.

     We focus our marketing efforts on sales lead generation, sales support, creating market awareness of our solutions and establishing strategic relationships. Our marketing activities include seminar programs, speaking engagements, industry trade-shows, website programs, e-mail programs, public relation events and direct mailings. We have also established an Advisory Board of 14 industry leaders. Members include senior executives from Global 2000 and government organizations, consulting firm principals, and academics. We believe our Advisory Board will assist us in gaining broad marketplace acceptance and will enhance our marketing capabilities.

TECHNOLOGY

     Our product architecture facilitates the rapid development, deployment, and customization of Internet-based solutions for organizational learning. Our products share a common core foundation, based on widely-adopted standard Internet technology that leverages thin client computing and electronic commerce capabilities over the Internet.

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The Core Foundation

     Our core foundation consists of a scalable application server and a database server, and uses standard web-browser clients. The core foundation accelerates application development by providing transaction management, persistence management, and resource pooling services so application developers can focus on building business logic and user interfaces. Key features of this core foundation include:

     - Open interfaces. Published Java application programming interfaces, or APIs, enable developers to build custom Saba application extensions, and public database views allow analysts to design custom reports using standard reporting tools.

     - Scalability. Scalability is accomplished using load-balancing techniques, allowing multiple servers to be deployed to handle peak periods when the largest number of concurrent users are expected on the system.

     - Standard relational database server. We use standard relational database servers. To enhance performance and ensure that users are served efficiently, the core foundation executes database-stored procedures to optimize intense database processing. The core foundation currently supports Oracle, Microsoft SQL Server and Informix Dynamic Server databases.

     - Java-based application server. The business and application logic reside on a Java application server. This Java-based architecture allows us to deploy a site across a farm of servers with diverse operating environments, such as Microsoft Windows NT, Sun Solaris or HP UX.

     - Electronic commerce enabled. The core foundation includes interfaces to external electronic payment services, enabling real-time electronic commerce.

     - Multiple language support. The core foundation is designed to support multiple languages. Currently supported languages include English, French, German, and Spanish.

     - Workflow monitoring of learning object changes. A workflow component applies business rules when learning objects change. For example, e-mail can automatically be sent to students when details about their class change.

     - Integration with legacy enterprise applications. The core foundation is capable of exchanging data with external legacy systems. We provide connectors to popular human resources and financial systems.

Research and Development

     Our research and development operations are divided into two departments: one focusing on our software platform and applications, and one focusing on Saba Learning Exchange. These two departments share resources and collaborate on design and development. These departments are further divided into teams that are responsible for platform and infrastructure development, application development, user interface and application design, enterprise connectivity, Internet applications and design, quality assurance, documentation, and release management. As of February 29, 2000, we had 116 research and development employees.

     Our development methodology provides guidelines for planning, controlling and implementing projects. To continue to address market requirements, we involve our consulting, support, and sales teams, as well as our customers, in the product development cycle. We conduct our development efforts at multiple sites in the United States and India, which enables development 24 hours per day.

COMPETITION

     The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. The intensity of competition and the pace of change are expected to increase in the future. Competitors vary in size and in the scope and breadth of the products and services they offer. Although we believe that we offer the most comprehensive Internet-based learning platform, we encounter competition with respect to different aspects of our solution from a variety of sources including:

     - companies that operate Internet-based marketplaces for the sale of on-line learning;

     - companies that operate Internet-based marketplaces for the sale of goods and services and could potentially decide to evolve their marketplaces to include content offerings;

     - Internet portals that offer learning content;

     - companies that market and license training management systems;

     - enterprise software vendors that offer human resources information systems training modules; and

     - potential customers' internal development efforts.

     We expect additional competition from other established and emerging companies as the market for Internet-based, business-to-business learning solutions continues to evolve. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business.

     We believe the principal competitive features affecting our market include:

     - breadth and depth of the solution;

     - a significant installed base of Global 2000 and government customers;

     - the ability to support on-line as well as traditional content offerings;

     - product quality and performance;

     - product features and functions;

     - customer service and support;

     - ease of implementation;

     - core technology; and

     - price/performance.

     Although we believe that our solutions currently compete favorably with respect to these factors, our market is relatively new and is changing rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, technical, service, support, marketing and other resources.

PROPRIETARY RIGHTS

     Proprietary rights are important to our success and our competitive position. To protect our proprietary rights, we rely on copyright, trademark, and trade secret laws, confidentiality procedures and contractual provisions.

     We license rather than sell our software products and require our customers to enter into written license agreements, which impose restrictions on the use of the software. Our Internet edition products are licensed pursuant to Internet-based agreements, rather than by a means of a formal, written contract. Users of these products "click" on a dialog box and are deemed to agree to electronically displayed terms and conditions. Because these agreements are not signed, there is a possibility that a court, arbitrator or regulatory body could deem this type of agreement to be unenforceable or determine that the terms and conditions governing the agreement do not fully protect our intellectual property rights. Therefore, we cannot assure you that this user agreement will afford us adequate protection. In addition, we seek to avoid disclosure of our trade secrets through a number of means, including but not limited to, requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

     In addition, we have filed six provisional patent applications in the U.S. We cannot assure you that any formal or approved patent applications will result from these provisional applications, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Furthermore, other parties may independently develop similar or competing technologies or design around any patents that may be issued to us. It is possible that any patent issued to us may not provide any competitive advantages, that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

     We have applied for registration of several trademarks, including "Saba", in the United States and in various foreign countries and will seek to register additional trademarks as appropriate. There can be no assurance that we will be successful in obtaining the trademarks for which we have applied. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated. If the applications are not approved because third parties own the trademarks, the use of the trademarks will be restricted unless we enter into arrangements with the third parties which may be unavailable on commercially reasonable terms.

     We cannot assure you that any of our proprietary rights with respect to our products or services will be viable or of value in the future since the validity, enforceability and type of protection of proprietary rights in Internet-related industries are uncertain and still evolving.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions. Our means of protecting our proprietary rights may not be adequate to protect us from the infringement or misappropriation of such rights by others.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights, particularly in the software and Internet-related industries. We could become subject to intellectual property infringement claims as the number of our competitors grows and our products and services overlap with competitive offerings. These claims, even if not meritorious, could be expensive to defend and could divert management's attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial award of damages and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, if at all.

EMPLOYEES

     As of February 29, 2000, we had a total of 357 employees, including 116 in research and development, 104 in sales and marketing, 95 in services and 42 in administration and finance. Of these employees, 288 were located in North America and 69 were located outside of North America. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good. Our future success depends on our continuing ability to attract and retain highly qualified technical, sales and senior management personnel.

FACILITIES

     Our principal executive offices occupy approximately 48,000 square feet in Redwood Shores, California under a lease that expires in April 2014. We have additional facilities in the Atlanta, Boston, Chicago, Columbus, Dallas, Denver, Detroit, Houston, Irvine, Los Angeles, Minneapolis, New York City, and Washington D.C. metropolitan areas and in Australia, Canada, Germany, India and the United Kingdom. We believe that our facilities are adequate to meet our needs for the foreseeable future.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages and positions as of February 29, 2000 are as follows:

                  NAME                     AGE                   POSITION(S)
                  ----                     ---                   -----------
Bobby Yazdani............................  36     Chief Executive Officer, President and
                                                    Chairman of the Board of Directors
Terry Carlitz............................  48     Chief Financial Officer and Director
Chris Helgeson...........................  43     Vice President, Research and Development
Stuart Jacobson..........................  42     Vice President, Sales and Alliances
Brook Manville...........................  49     Chief Learning Officer and Chief Customer
                                                    Evangelist
David Martin.............................  35     Vice President, Marketing
Michael Toepel...........................  38     Vice President, Services
Peter Williams...........................  38     Vice President, Corporate Development,
                                                    General Counsel and Secretary
Nicholas Zaldastani......................  42     Vice President, Internet Services
Douglas Allred...........................  49     Director
Robert Cohn(1)...........................  50     Director
Joseph Costello(1)(2)....................  46     Director
Joe Kiani(2).............................  35     Director
Michael Moritz(2)........................  45     Director

---------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     Bobby Yazdani founded Saba and has been our President and Chief Executive Officer since our inception in April 1997. From 1988 until founding Saba, Mr. Yazdani served in various positions at Oracle, most recently as Senior Director. Mr. Yazdani holds a B.A. from the University of California, Berkeley.

     Terry Carlitz has served as our Chief Financial Officer and a director since joining us in July 1999. From May 1998 until July 1999, Ms. Carlitz served as Senior Vice President Finance and Operations and Chief Financial Officer of SPL WorldGroup, a provider of information technology consulting and enterprise solutions. From February 1995 until May 1998, Ms. Carlitz served as Vice President Finance and Chief Financial Officer of Infinity Financial Technology, a developer of trading and financial risk management software, throughout its initial public offering and subsequent merger with SunGard Data Systems. From February 1993 until February 1995, Ms. Carlitz served as Director, Business Development and Strategic Investments of Apple. Ms. Carlitz holds a B.S. from San Jose State University and an M.B.A. from Stanford University.

     Chris Helgeson has served as our Vice President, Research and Development since joining us in June 1999. From September 1998 until May 1999, Mr. Helgeson served as Chief Technical Officer of Business Projects, a provider of Internet-based collaboration software. From October 1996 until August 1998, Mr. Helgeson served as Vice President, Engineering and Vice President, Technology of Carnelian, a provider of Internet-based publishing and delivery software. From June 1995 until September 1996, Mr. Helgeson served as Vice President, Engineering of Verity, a provider of knowledge retrieval software. Mr. Helgeson holds a B.S. and B.A. from the University of California, Berkeley.

     Stuart Jacobson has served as our Vice President, Sales and Alliances since joining us in January 1999. From May 1998 until December 1999, Mr. Jacobson served as a consultant to various software companies. From August 1994 until April 1998, Mr. Jacobson served as Executive Vice President of Novadigm, a provider of automated software management solutions. Mr. Jacobson holds a B.A. from Lewis & Clark College.

     Brook Manville has served as our Chief Learning Officer and Chief Customer Evangelist since joining us in August 1999. From January 1988 until July 1999, Mr. Manville was employed by McKinsey & Company, a management consulting firm, where he was a partner from July 1994 until July 1999. Mr. Manville holds a B.A. from Yale University, an M.A. from Oxford University, and a Ph.D. from Yale University.

     David Martin has served as our Vice President, Marketing since joining us in November 1997. From November 1995 until October 1997, Mr. Martin served as a Vice President of SuccessFactors.com, a provider of enterprise competency management software. From October 1990 until November 1995, Mr. Martin served as a Vice President of Oracle. Mr. Martin holds a B.S. from the Massachusetts Institute of Technology.

     Michael Toepel has served as our Vice President, Services since joining us in August 1999. From January 1998 until June 1999, Mr. Toepel served as President and Chief Executive Officer of Bay Logics, a provider of infrastructure asset management software. From February 1994 until January 1998, Mr. Toepel served as Vice President, Sales and Marketing at SMG, a provider of real estate asset management software. Mr. Toepel holds a B.A. from the University of Texas at Austin and an M.B.A. from the University of Texas at Austin Graduate School of Business.

     Peter Williams has served as Vice President, Corporate Development and General Counsel of Saba since joining us in October 1999 and has served as our Secretary since our inception in April 1997. Mr. Williams has been a partner at Morrison & Foerster LLP, an international law firm, since January 1995. Mr. Williams holds B.A. degrees from the University of California, Los Angeles and a J.D. from Santa Clara University.

     Nicholas Zaldastani has served as our Vice President, Internet Services since joining us in June 1999. From August 1997 until May 1999, Mr. Zaldastani served as principal of Zaldastani.com, a strategic consulting firm which advised growth-stage software companies, including Saba. From July 1994 until July 1997, Mr. Zaldastani served as President and Chief Executive Officer of Open Horizon, a provider of Internet and enterprise connectivity software. From July 1988 until June 1994, Mr. Zaldastani served in various positions at Oracle, most recently as a Director in the Applications Division. Mr. Zaldastani holds a B.S. from Duke University and an M.B.A. from the Harvard Business School.

     Douglas Allred has been a director of Saba since January 2000. Mr. Allred has served as Senior Vice President, Customer Advocacy of Cisco Systems since July 1991. Mr. Allred holds a B.S. from Washington State University.

     Robert Cohn has been a director of Saba since December 1998. From September 1997 until May 1999, Mr. Cohn served as Executive Vice President of Lucent Technologies. From June 1982 until September 1997, Mr. Cohn served as founder, Chief Executive Officer and Chairman of the Board of Octel Communications, a provider of voice messaging systems. Mr. Cohn presently serves as a director of Chapters Online Inc. Mr. Cohn holds a B.S. from the University of Florida and an M.B.A. from Stanford University.

     Joseph Costello has been a director of Saba since October 1999. Mr. Costello has served as founder, Chairman of the Board and Chief Executive Officer of think3, a provider of mechanical computer aided design software, since February 1998. From March 1987 until October 1997, Mr. Costello served as President and Chief Executive Officer of Cadence Design Systems, a provider of product development services and technology to electronics companies. Mr. Costello presently serves as a director of Zamba, a consulting and systems integration company focused on the customer care market, Calico Commerce, a provider of seller-focused electronic commerce software and services, and Clarify, a provider of front-office sales and service software. Mr. Costello holds a B.S. from Harvey Mudd College, M.S. from Yale University and M.S. from the University of California, Berkeley.

     Joe Kiani has been a director of Saba since July 1997. Mr. Kiani has served as co-founder, Chairman of the Board and President and Chief Executive Officer of Masimo, a provider of signal processing and sensor technology to the medical device industry, since February 1989. Mr. Kiani holds a B.S. and M.S. from San Diego State University.

     Michael Moritz has been a director of Saba since August 1998. Mr. Moritz has been a general partner of Sequoia Capital, a venture capital firm, since 1986. Mr. Moritz serves as a director of Agile Software, a provider of product content management software, eToys, Flextronics, a provider of electronics products manufacturing and logistical services, PlanetRX.com, an online healthcare destination, Webvan Group and Yahoo! Mr. Moritz holds an M.A. from Christ Church, Oxford.

BOARD COMPOSITION

     We currently have authorized seven directors. Our Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, two of the nominees to the board have been elected to one-year terms, two have been elected to two-year terms and three of the nominees to the board have been elected to three year terms. Messrs. Cohn and Kiani have been designated Class I directors whose term expires at the 2001 annual meeting of stockholders. Ms. Carlitz and Mr. Costello have been designated Class II directors whose term expires at the 2002 annual meeting of stockholders. Messrs. Allred, Moritz and Yazdani have been designated Class III directors whose term expires at the 2003 annual meeting of stockholders. For more information on our classified board, see "Description of Capital
Stock -- Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws, and Delaware Law".

     Our executive officers are appointed by, and serve at the discretion of, our board of directors. Each of our officers and directors, excluding non-employee directors, devotes substantially full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no familial relationships among any of our directors, officers or key employees.

BOARD COMMITTEES

     Our Audit Committee reviews, acts on and reports to our board of directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. Messrs. Costello, Kiani and Moritz are the members of our Audit Committee.

     Our Compensation Committee establishes salaries, incentives and other forms of compensation for executive officers and other key employees. This Committee also administers our incentive compensation and benefit plans. Messrs. Cohn and Costello are the members of our Compensation Committee.

COMPENSATION COMMITTEE, INSIDER PARTICIPATION AND INTERLOCKS

     None of the members of our Compensation Committee is an officer or employee of Saba. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

DIRECTOR COMPENSATION

     We do not pay directors cash compensation for their services as directors or members of committees of the board of directors. We do reimburse them for their reasonable expenses incurred in attending meetings of the board of directors. In addition, each new non-employee director receives an option to purchase 20,000 shares of our common stock upon joining the board of directors. These options vest in two equal installments on the first and second annual stockholder meetings following the date of joining the board of directors. Each incumbent non-employee director is granted an option to purchase an additional 10,000 shares of our common stock at each annual meeting of stockholders thereafter. These options vest at the next annual meeting of stockholders. No options will be granted to any non-employee director who serves on our board of directors at the effective time of this offering until all shares of common stock held by the director have fully vested. See "Stock Plans -- 2000 Stock Incentive Plan".

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning compensation of our Chief Executive Officer and each of our executive officers whose aggregate cash compensation exceeded $100,000 during fiscal 1999 (collectively, our "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                             LONG-TERM
                                                  ANNUAL COMPENSATION       COMPENSATION
                                                ------------------------    ------------
                                                                             SECURITIES
                                                                             UNDERLYING
         NAME AND PRINCIPAL POSITION            SALARY($)    BONUS($)(1)      OPTIONS
         ---------------------------            ---------    -----------    ------------
Bobby Yazdani.................................   140,000(2)        --              --
  President and Chief Executive Officer
David Martin..................................    84,163       90,000              --
  Vice President, Marketing
Stuart Jacobson...............................    53,923(3)    21,591         280,000
  Vice President, Sales and Alliances

---------------
(1) Includes bonus amounts earned in fiscal 1998 and paid in fiscal 1999.

(2) Does not include $136,075 in deferred compensation earned by Mr. Yazdani in fiscal 1998 and paid in fiscal 1999.

(3) Reflects a partial year of service as an employee. Mr. Jacobson's annual target compensation is $240,000. Does not include $53,000 paid to Mr. Jacobson in fiscal 1999 for consulting services performed prior to joining us as a full-time employee.

OPTION GRANTS IN FISCAL YEAR 1999

     The following table sets forth certain information for each of our Named Executive Officers concerning stock options granted to them during fiscal 1999.

                                                                                                POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                    ---------------------------------------------------------     ANNUAL RATES OF
                                    NUMBER OF                                                       STOCK PRICE
                                    SECURITIES   PERCENT OF TOTAL                                 APPRECIATION FOR
                                    UNDERLYING       OPTIONS          EXERCISE                     OPTION TERM(5)
                                     OPTIONS        GRANTED TO         PRICE       EXPIRATION   --------------------
                                    GRANTED(1)     EMPLOYEES(2)     PER SHARE(3)    DATE(4)      5%($)       10%($)
                                    ----------   ----------------   ------------   ----------   -------      -------
Bobby Yazdani.....................        --             --               --               --        --           --
David Martin......................        --             --               --               --        --           --
Stuart Jacobson(6)................   280,000           9.15%           $0.07       01/08/2009   $12,326      $31,237

---------------
(1) Options granted pursuant to our 1997 Stock Incentive Plan. 25% of the options granted vest one year from the date of grant. Thereafter the remaining 75% of the options granted vest quarterly over the next three years.

(2) In fiscal 1999, we granted options to employees to purchase an aggregate of 3,060,500 shares.

(3) In determining the fair market value of our common stock, our board of directors considered various factors, including our financial condition and business prospects, our operating results, the absence of a market for our common stock and the risks normally associated with high technology companies. The exercise price may be paid in cash, check, promissory note, shares of our common stock, through a cashless exercise procedure involving same-day sale of the purchased shares or any combination of such methods.

(4) Options may terminate before their expiration dates if the optionee's status as an employee or consultant is terminated or upon the optionee's death or disability.

(5) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.

(6) Does not include 360,000 shares of common stock issued subsequent to fiscal 1999 and subject to a right of repurchase in favor of Saba which lapses over time.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     The following table sets forth certain information concerning exercises of stock options during fiscal 1999 by each of our Named Executive Officers and the number and value of unexercised options held by each of our Named Executive Officers on May 31, 1999.

                                                                    NUMBER OF               VALUE OF UNEXERCISED
                                                              SECURITIES UNDERLYING             IN-THE-MONEY
                                                               UNEXERCISED OPTIONS           OPTIONS AT MAY 31,
                                 SHARES                        AT MAY 31, 1999(#)                1999($)(1)
                               ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME               EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----               -----------   -----------   -----------   -------------   -----------   -------------
Bobby Yazdani................      --            --               --             --             --             --
David Martin.................      --            --          225,000        375,000        $56,250        $93,750
Stuart Jacobson..............      --            --               --        280,000             --         64,400

---------------
(1) The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the fair market value for our common stock of $0.30 per share as of May 31, 1999, as determined by our Board of Directors.

STOCK PLANS

     We have adopted a 1997 Stock Incentive Plan, a 2000 Stock Incentive Plan and a 2000 Employee Stock Purchase Plan. The purpose of each plan is to enhance our long-term stockholder value by offering our employees, directors, officers, consultants, agents, advisors and independent contractors the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us. Our board of directors or a committee appointed by the board may administer the plans.

     1997 Stock Incentive Plan. In July 1997, we adopted our 1997 Stock Incentive Plan. As of February 29, 2000, we had reserved 9,815,550 shares of common stock for the grant of stock options and other equity incentive awards under the 1997 Incentive Plan. As of February 29, 2000, there were options to purchase 6,155,354 shares of common stock outstanding under the 1997 Incentive Plan with exercise prices ranging from $0.05 to $5.36 per share, 2,479,008 shares had been issued pursuant to the exercise of options or equity incentive awards under the 1997 Incentive Plan, and 1,144,188 shares of common stock were available for the grant of stock options and other equity incentive awards under the 1997 Incentive Plan. Our board of directors determined that no further stock options or other equity incentive awards will be granted under the 1997 Incentive Plan after the initial public offering.

     2000 Stock Incentive Plan. In January 2000, we adopted our 2000 Stock Incentive Plan. We have reserved 6,000,000 shares of common stock for the grant of stock options and other equity incentive awards under the 2000 Incentive Plan. Annual increases will be added to the 2000 Incentive Plan equal to the lesser of: (A) 3,000,000 shares, (B) 5% of all outstanding shares of our common stock or (C) a lesser amount determined by our board of directors. As of the date of this prospectus, no options or other equity incentive awards have been granted under the 2000 Incentive Plan.

     The administrator has the authority to select individuals who are to receive options or other equity incentive awards under the 2000 Incentive Plan and to specify the terms and conditions of options or other equity incentive awards granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the term and the exercise price. The 2000 Incentive Plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

     The exercise price of incentive stock options granted under the 2000 Incentive Plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiaries', stock in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiaries', stock in which case the exercise price shall equal 110% of the fair market value on the date of grant). Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator.

     Generally, options granted under the 2000 Incentive Plan (other than those granted to non-employee directors) will vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 12 quarters, such that all shares are vested after four years. Unless otherwise provided by the administrator, an option granted under the 2000 Stock Plan generally expires 6 years from the date of grant (five years in the case of an incentive stock option granted to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock). Upon the optionee's termination of employment or service with us or any of our affiliates without cause, the option will terminate in three months. Upon the optionee's termination of employment or service with us or any of our affiliates for cause, the option may be terminated immediately. Upon the optionee's death or disability, the option will terminate 12 months after the optionee's death or disability. In addition, options granted under our 2000 Stock Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event we merge with or into another corporation or dispose of all or substantially all of our assets, or in the event of other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of all our outstanding securities after the transaction, all outstanding awards under the 2000 Incentive Plan will terminate unless they are assumed or equivalent awards are substituted by the successor corporation or any of its parents or subsidiaries.

     The 2000 Incentive Plan also provides for automatic grants to non-employee directors. Each new non-employee director receives an option to purchase 20,000 shares of our common stock upon joining the board of directors. These options vest in two equal installments on the first and second annual stockholder meetings following the date of joining the board of directors. Each incumbent non-employee director is granted an option to purchase an additional 10,000 shares of our common stock at each annual meeting of stockholders following such director's election of reelection. These options vest at the next annual meeting of stockholders. No options will be granted to any non-employee director who serves on our board of directors at the effective time of this offering until all shares of common stock held by the director have fully vested. Options granted to non-employee directors pursuant to the automatic grant provisions of the 2000 Incentive Plan will be nonqualified stock options with an exercise price equal to the fair market value of our common stock as of the date of grant. Grants to non-employee directors are subject to the general requirements of the 2000 Incentive Plan.

     2000 Employee Stock Purchase Plan. In January 2000, we also adopted our 2000 Employee Stock Purchase Plan. We have reserved 2,000,000 shares of common stock for issuance under the 2000 Purchase Plan. Annual increases will be added to the 2000 Purchase Plan equal to the lesser of: (A) 2,000,000 shares, (B) 2% of all outstanding shares of our common stock or (C) a lesser amount determined by our board of directors. Our 2000 Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. All of our employees (and employees of our "subsidiary corporation" and "parent corporation" (as defined by the Internal Revenue Code) designated by the administrator, if any) whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 2000 Purchase Plan. In addition, employees must have been employed for three business days or more to participate in the 2000 Purchase Plan. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such persons in the 2000 Purchase Plan are not eligible to participate in the 2000 Purchase Plan.

     The 2000 Purchase Plan designates offer periods, purchase periods and exercise dates. The 2000 Purchase Plan provides for overlapping or consecutive 24-month offer periods. Each offer period includes four six-month purchase periods commencing each January 1 and July 1 (except that the initial purchase period commenced on the effective date of this offering and will end on December 31, 2000). Exercise dates are the last date of each purchase period, that is June 30 and December 31. In the event we merge with or into another corporation or dispose of all or substantially all of our assets, or in the event of other transactions in which our stockholders before the transaction own less than 50% of the total combined voting power of all our outstanding securities after the transaction, the administrator may elect to shorten the offer period then in progress.

     On the first day of each offer period, a participating employee is granted a purchase right, which is a form of option to be automatically exercised on the next exercise date. Deductions are to be made from the salary of participants (in accordance with their authorizations) and credited to their accounts under the 2000 Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under the 2000 Purchase Plan for any six month period is the lesser of (A) 85% of the fair market value of the common stock on the date of the grant of the option (the commencement of the offer period) or (B) 85% of the fair market value of the common stock on the exercise date (the last day of the offer period).

     Payroll deductions may range from 1% to 15% (in whole-percentage increments) of a participant's regular base pay, bonuses and commissions, exclusive of overtime, shift premiums, and reimbursements or other expense allowances. Participants may not make direct cash payments to their accounts. For any six-month period the employee may purchase up to 500 shares, and for any calendar year, the employee may purchase up to $25,000 worth of stock. The Internal Revenue Code imposes certain additional limitations on the amount of common stock that may be purchased during any calendar year.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of February 29, 2000 as adjusted to reflect the sale of shares offered hereby, by

     - each person known by us to own beneficially more than 5% of the outstanding shares of common stock,

     - each of our directors,

     - each Named Executive Officer (see "Management -- Executive
       Compensation"), and

     - all current executive officers and directors as a group.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 29, 2000 are deemed outstanding. Percentage of beneficial ownership as of February 29, 2000 is based upon 38,173,702 shares of common stock outstanding prior to this offering and 42,173,702 shares of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is: c/o Saba Software, Inc., 2400 Bridge Parkway, Redwood Shores, California 94065.



                                                          NUMBER OF SHARES    PERCENTAGE      PERCENTAGE
                                             NUMBER OF    SUBJECT TO RIGHT     PRIOR TO       AFTER THIS
         NAME OF BENEFICIAL OWNER              SHARES     OF REPURCHASE(1)   THIS OFFERING     OFFERING
         ------------------------            ----------   ----------------   -------------   -------------
Entities affiliated with Sequoia
  Capital(2)...............................   8,672,710              0           22.7%            20.6%
  3000 Sand Hill Road, Building 4, Suite
  280
  Menlo Park, CA 94025
Michael Moritz(3)..........................   8,672,710              0           22.7             20.6
  c/o Sequoia Capital
  3000 Sand Hill Road, Building 4, Suite
  280
  Menlo Park, CA 94025
Bobby Yazdani(4)...........................   7,500,000              0           19.6             17.8
London Pacific Life & Annuity Company......   2,631,284              0            6.9              6.2
  3109 Poplarwood Court, Suite 108
  Raleigh, NC 27604(5)
Entities affiliated with Crosslink Capital,
  Inc.(6)..................................   2,605,613              0            6.8              6.2
  555 California Street, Suite 2350
  San Francisco, CA 94104
Kamyar Kaviani.............................   2,042,250              0            5.3              4.8
  5301 Water Wheel Court
  Rockville, MD 20855
Terry Carlitz..............................     690,000        655,000            1.8              1.6
Stuart Jacobson(7).........................     513,047        360,000            1.3              1.2
David Martin(8)............................     494,611              0            1.3              1.2
Joe Kiani(9)...............................     303,333              0              *                *
Joseph Costello............................     232,012        185,358              *                *
Robert Cohn(10)............................     412,608        121,500            1.1              1.0
Douglas Allred.............................     245,789        185,358              *                *
All executive officers and directors as a
  group (14 persons)(11)...................  20,232,504      2,541,074           52.9             47.9


---------------
  *  Less than 1% of the outstanding common stock.

 (1) Represents shares of common stock subject to a right of repurchase in favor of Saba which lapses over time.

 (2) Includes 6,371,375 shares held by Sequoia Capital VIII, 80,837 shares held by Sequoia International Technology Partners VIII, 421,760 shares held by Sequoia International Technology Partners VIII(Q), 140,586 shares held by CMS Partners LLC, 14,781 shares held by Sequoia 1997, 1,468,453 shares held by Sequoia Capital Franchise Fund and 174,918 shares held by Sequoia Capital Franchise Partners.

 (3) Includes 8,672,710 shares held by the entities affiliated with Sequoia Capital. Mr. Moritz disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities, if any.

 (4) Includes 66,666 shares of common stock held in trust for the benefit of Mr. Yazdani's children. Mr. Yazdani disclaims beneficial ownership of these shares.

 (5) London Pacific Life & Annuity Company has advised us that the members of the board of directors are the natural persons with voting and investment control over our common stock.

 (6) Includes 882,279 shares held by Crosslink Omega Ventures III, L.L.C., 1,375,823 shares held by Crosslink Offshore Omega Ventures III, 121,638 shares held by Omega Bayview, L.L.C., 182,195 shares held by Crossover Fund III, L.P., 43,678 shares held by Crosslink Crossover Fund III, L.P. The entities affiliated with Crosslink Capital, Inc. have supplied to us the name of Vladmir Jacimovic as the natural person with voting and investment control over our common stock.


 (7) Includes 8,000 shares held by Mr. Jacobson's minor children and options to purchase 17,500 shares of common stock exercisable within 60 days of February 29, 2000 .



 (8) Includes warrants to purchase 14,283 shares of common stock exercisable within 60 days of February 29, 2000.


 (9) Includes options to purchase 83,333 shares of common stock exercisable within 60 days of February 29, 2000.

(10) Includes 222,753 shares held in trust for the benefit of certain members of Mr. Cohn's family. Mr. Cohn disclaims beneficial ownership as to the 222,753 shares.


(11) Includes options to purchase 102,500 shares of common stock exercisable within 60 days of February 29, 2000 held by all executive officers and directors of Saba. Includes 14,283 shares of common stock issuable upon exercise of warrants within 60 days of February 29, 2000 held by all executive officers and directors of Saba. As to disclaimers of beneficial ownership, see footnotes 3, 4 and 9 above.

                           RELATED PARTY TRANSACTIONS

PREFERRED STOCK ISSUANCES

     In July 1997, we issued shares of Series A preferred stock in private placements to investors at a purchase price of $0.48 per share. In August 1998, we issued shares of Series B preferred stock in private placements to investors at a purchase price of $0.70014 per share. In April 1999, we issued shares of Series C preferred stock in private placements to investors at a purchase price of $3.0512 per share. In November 1999, we issued shares of Series D preferred stock in private placements to investors at a purchase price of $5.3586 per share. Upon the closing of our initial public offering, each share of Series A, Series B, Series C and Series D preferred stock will convert into one share of common stock. Pursuant to such private placements, we sold shares of preferred stock to the following officers, directors or beneficial owners of more than 5% of our outstanding common stock:

                                                  NUMBER OF SHARES OF PREFERRED STOCK
                                            ------------------------------------------------
                PURCHASER                   SERIES A    SERIES B      SERIES C      SERIES D
                ---------                   --------    ---------     ---------     --------
Entities affiliated with Sequoia
  Capital(1)..............................       --     5,713,143(2)  1,769,795(3)  839,772(4)
Entities affiliates with Crosslink
  Capital, Inc.(5)........................       --            --     2,001,750(6)  503,863(7)
Kamyar Kaviani(8).........................  156,250            --            --          --
David Martin..............................       --       142,828        49,160          --
Robert Cohn...............................       --            --        49,160(9)   23,495(10)
Joseph Costello...........................       --            --            --      46,654
Stuart Jacobson...........................       --            --        65,547          --

---------------
 (1) Mr. Moritz is a General Partner of Sequoia Capital and funds affiliated with Sequoia Capital own beneficially more than 5% of the outstanding shares of our common stock. For a description of this affiliation and disclaimers of beneficial ownership, see "Principal Stockholders".

 (2) Includes 5,177,822 shares purchased by Sequoia Capital VIII, 65,701 shares purchased by Sequoia International Technology Partners VIII, 342,788 shares purchased by Sequoia International Technology Partners VIII (Q), 114,263 shares purchased by CMS Partners and 12,569 shares purchased by Sequoia 1997.

 (3) Includes 594,062 shares purchased by Sequoia Capital VIII, 7,538 shares purchased by Sequoia International Technology Partners VIII, 39,329 shares purchased by Sequoia International Technology Partners VIII (Q), 1,442 shares purchased by Sequoia 1997, 947,168 shares purchased by Sequoia Capital Franchise Fund and 167,147 shares purchased by Sequoia Capital Franchise Partners.

 (4) Includes 282,286 shares purchased by Sequoia Capital VIII, 3,573 shares purchased by Sequoia International Technology Partners VIII, 18,643 shares purchased by Sequoia International Technology Partners VIII (Q), 6,214 shares purchased by CMS Partners, 465,569 shares purchased by Sequoia Capital Franchise Fund and 63,487 shares purchased by Sequoia Capital Franchise Partners.

 (5) Funds affiliated with Crosslink Capital, Inc. own beneficially more than 5% of the outstanding shares of our common stock.

 (6) Includes 677,806 shares purchased by Omega Ventures III, L.L.C., 1,056,970 shares purchased by RS & Co. Offshore Omega Ventures III, 93,448 shares purchased by Omega Bayview, L.L.C. and 173,526 shares purchased by Crossover Fund II, L.P.

 (7) Includes 23,522 shares purchased by Omega Bayview, L.L.C., 170,612 shares purchased by Crosslink Omega Ventures III, L.L.C., 266,051 shares purchased by Crosslink Offshore Omega Ventures III and 43,678 shares purchased by Crosslink Crossover Fund III, L.P.

 (8) At the time of Mr. Kaviani's purchase, he was a director of Saba. Mr. Kaviani also owns beneficially more than 5% of the outstanding shares of our common stock.

 (9) Includes 49,160 shares of common stock held by Robert or Martha A. Cohn, TTEES, The Wellington Trust U/A/D 1-30-86.

(10) Includes 23,495 shares of common stock held by Robert or Martha A. Cohn, TTEES, The Wellington Trust U/A/D 1-30-86.

     We believe that the shares sold in transactions described above were sold at fair market value and the terms of the other arrangements described above were no less favorable to us than we could have obtained from unaffiliated third parties.

COMMON STOCK ISSUANCES

     In November 1997, we sold 2,570,000 shares of common stock to Mr. Kaviani for an aggregate consideration of $128,500 pursuant to a stock purchase agreement. In connection with such sale, Mr. Kaviani gave us a promissory note in the principal amount of $43,500.

     In September 1999, we sold 695,000 shares of common stock to Ms. Carlitz, our Chief Financial Officer and one of our directors, for an aggregate consideration of $208,500 pursuant to a restricted stock purchase agreement. In connection with such sale, Ms. Carlitz gave us a secured, full-recourse promissory note in the principal amount of $144,375 secured by the pledge of 481,250 shares of common stock pursuant to a stock pledge agreement.

     In September 1999, we sold 360,000 shares of common stock to Mr. Jacobson, our Vice President, Sales and Alliances, for an aggregate consideration of $108,000 pursuant to a restricted stock purchase agreement. In connection with such sale, Mr. Jacobson gave us a secured, full-recourse promissory note in the principal amount of $81,000 secured by the pledge of 270,000 shares of common stock pursuant to a stock pledge agreement.

     In September 1999, we sold 200,000 shares of common stock to Mr. Toepel, our Vice President, Services, for an aggregate consideration of $60,000 pursuant to a restricted stock purchase agreement. In connection with such sale, Mr. Toepel gave us a secured, full-recourse promissory note in the principal amount of $45,000 secured by the pledge of 150,000 shares of common stock pursuant to a stock pledge agreement.

     In September 1999, we sold 630,000 shares of common stock to Mr. Williams, our Vice President, Corporate Development, General Counsel and Secretary, for an aggregate consideration of $189,000 pursuant to a restricted stock purchase agreement. In connection with such sale, Mr. Williams gave us a secured, full-recourse promissory note in the principal amount of $141,750 secured by the pledge of 472,500 shares of common stock pursuant to a stock pledge agreement.

     In January 2000, we sold to Mr. Allred, one of our directors, 185,358 shares of common stock for an aggregate consideration of $176,090 pursuant to a restricted stock purchase agreement and 60,431 shares of common stock for an aggregate consideration of $323,910 pursuant to a stock purchase agreement.

     In January 2000, we sold 140,000 shares of common stock to Mr. Helgeson, our Vice President, Research and Development, for an aggregate consideration of $133,000 pursuant to a restricted stock purchase agreement. In connection with such sale, Mr. Helgeson gave us a secured, full-recourse promissory note in the principal amount of $95,000 secured by the pledge of 100,000 shares of common stock pursuant to a stock pledge agreement.

     In January 2000, we sold 20,000 shares of common stock to Mr. Kiani, one of our directors, for an aggregate consideration of $107,200 pursuant to a stock purchase agreement.

     In January 2000, we sold an aggregate of 20,000 shares of common stock to trusts designated by Mr. Cohn, one of our directors, for an aggregate consideration of $107,200 pursuant to stock purchase agreements. Mr. Cohn disclaims beneficial ownership as to 10,000 of these shares that were sold to and are held in trust for the benefit of certain members of Mr. Cohn's family.

     We believe that the shares sold in transactions described above were sold at fair market value and the terms of the other arrangements described above were no less favorable than we could have obtained from unaffiliated third parties.

WARRANT ISSUANCES

     In December 1997 in connection with our Series B preferred stock financing, at which time Mr. Martin was a director of Saba, we entered into a Note and Warrant Purchase Agreement with Mr. Martin pursuant to which we issued to Mr. Martin a Convertible Promissory Note in the principal amount of $100,000 and warrants to purchase up to 14,283 shares of common stock at a price of $0.70014 per share.

     In January 2000, we issued to entities affiliated with Crosslink Capital, Inc. warrants to purchase up to 100,000 shares of common stock at an exercise price of $0.01 per share. The warrant was exercised in January 2000.

OPTION GRANTS TO EXECUTIVE OFFICERS

     We granted options to the following executive officers to purchase shares of common stock on the date, for the number of shares, with an exercise price as indicated opposite each person's name:

                                                        SECURITIES
                                                        UNDERLYING
                 NAME                    OPTION DATE     OPTIONS      EXERCISE PRICE
                 ----                    -----------    ----------    --------------
Chris Helgeson.........................  07/09/1999      140,000          $0.30
Stuart Jacobson........................  01/08/1999      280,000           0.07
Joe Kiani..............................  08/16/1997      100,000           0.05
David Martin...........................  11/22/1997      600,000           0.05

     For a description of compensation arrangements we have with our executive officers and officers, see "Management".

OTHER TRANSACTIONS

     In August 1997, we issued 5,876,016 shares of common stock to HTR, Inc. in exchange for intellectual property. In connection with the acquisition of HTR, Inc. by a third party in October 1997, we repurchased all 5,876,016 shares using a promissory note in the principal amount of $150,000, which was secured by a pledge of 7,500 shares of our common stock held by Mr. Yazdani, our President and Chief Executive Officer. At the time of the initial issuance to HTR, Inc., Mr. Kaviani was a director of Saba and an affiliate of HTR, Inc. During the period from our inception through May 31, 1998, we recorded $16,000 in services revenues from HTR, Inc.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. The following describes the material terms of our capital stock. For more detailed information, see our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, both of which will be effective as of the completion of this offering and which were included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law.

COMMON STOCK


     As of February 29, 2000, there were 38,173,702 shares of common stock outstanding held of record by approximately 144 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The board of directors may declare a dividend out of funds legally available therefor and, subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.


PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of our preferred stock will be converted into an aggregate of 19,568,540 shares of common stock. The board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Therefore, we could issue preferred stock quickly with terms calculated to delay or prevent a change in control of Saba or make removal of management more difficult. Additionally, if we issue preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We have no plans to issue any preferred stock.

WARRANTS

     As of February 29, 2000 there were warrants outstanding to purchase up to 193,380 shares, with per share exercise prices ranging from $0.10 to 80% or 90% (subject to certain events) of the initial price to the public of the shares offered in this offering. All of these warrants, except for warrants to purchase up to 104,226 shares, will terminate if not exercised prior to the closing of this offering.

REGISTRATION RIGHTS

     After the SEC declares this registration statement effective, and assuming we comply with various other requirements, the holders of approximately 26,692,470 shares of common stock will hold registration rights. These rights are held under the terms of an agreement between us and various stockholders. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for other security holders, we must give the holders of registration rights notice of such registration and include a portion of their shares of common stock in such registration if they so choose at our expense. In addition, some holders of registration rights may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our commercially reasonable efforts to effect such registration. All of these registration rights are subject to specific conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and our right not to effect a registration in specific situations. Under this agreement, we have agreed to bear all registration expenses (other than underwriting discounts and commissions and fees, and specific fees and disbursements of counsel of the holders of registration rights). We have agreed to indemnify the holders of registration rights against specific liabilities under the Securities Act.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS, AND DELAWARE LAW

     Upon the closing of this offering, some provisions of Delaware law and our Certificate of Incorporation and Bylaws could make the following more difficult:

     - acquisition of Saba by means of a tender offer,

     - acquisition of Saba by means of a proxy contest or otherwise, or

     - removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section entitled "Management -- Board Composition". This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Under our Bylaws, only the board of directors, the Chairman of the Board and the Chief Executive Officer may call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

     Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Elimination of Stockholder Action By Written Consent. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting.

     Elimination of Cumulative Voting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting provides for a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock that such stockholder holds than if cumulative voting were permitted. The elimination of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence the board of directors' decision regarding a takeover.

     Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Saba. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of Saba.

     Amendment of Charter Provisions. The amendment of any of the above provisions would require approval by holders of at least 66 2/3% of the outstanding stock.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Our Certificate of Incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Delaware General Corporation Law does not permit a provision in a corporation's Certificate of Incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

     Our Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees and agents. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     We have entered into indemnification agreements with each of our executive officers and directors, in addition to the indemnification provided in our Bylaws. These agreements, among other things, provide for indemnification of our executive officers and directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as an executive officer or director at our request. We believe these provisions and agreements are necessary to attract and retain qualified persons as executive officers and directors.

LISTING

     Application has been made for quotation of our common stock on the Nasdaq National Market under the symbol "SABA".

TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94104, and its telephone number is (415) 743-1444.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, we will have 42,173,702 shares of common stock outstanding based on shares outstanding as of February 29, 2000. Of these shares, the 4,000,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the Regulations promulgated thereunder.



     The remaining 38,173,702 outstanding shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities within the meaning of Rule 144 under the Securities Act. Beginning 181 days after the date of this prospectus, approximately 31,669,593 shares will become eligible for sale subject to the provisions of Rule 144, Rule 144(k) or Rule 701 upon the expiration of agreements not to sell these shares entered into between the underwriters and stockholders of Saba. Beginning 181 days after the date of this prospectus, approximately 2,018,420 additional shares will become eligible for sale subject to vested options as of the Effective Date in compliance with Rule 701 and upon the expiration of agreements not to sell these shares entered into between the underwriters and optionholders of Saba. Any shares subject to lock-up agreements may be released at any time, without notice, by the underwriters. See "Risk Factors -- Shares Eligible for Future Sale".


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the effectiveness of the registration statement of which this prospectus is a part, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately 221,712 shares immediately after this offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding this sale, subject to the filing of a Form 144 with respect to this sale and other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of Saba at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell their shares under Rule 144(k) without regard to the requirements described above.

     Any employee, officer or director of or consultant to Saba who purchased his or her shares prior to the effectiveness of the registration statement of which this prospectus is a part or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions, in each case commencing 90 days after the effectiveness of the registration statement of which this prospectus is a part. However, we and some of our officers, directors and other stockholders have agreed not to sell or otherwise dispose of any shares of common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting".

     As soon as practicable after the effectiveness of the registration statement of which this prospectus is a part, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1997 Stock Incentive Plan, the 2000 Stock Incentive Plan and the 2000 Employee Stock Purchase Plan, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. These registration statements will become effective immediately upon filing.

     Prior to this offering, there has been no public market for our common stock, and any sale of substantial amounts in the open market may adversely affect the market price of our common stock offered in this offering.

                                  UNDERWRITING

     Saba and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, FleetBoston Robertson Stephens Inc. and Banc of America Securities LLC are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co.........................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
FleetBoston Robertson Stephens Inc..........................
Banc of America Securities LLC..............................
                                                                  --------
               Total........................................
                                                                  ========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 600,000 shares from Saba to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Saba. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 600,000 additional shares.

                                  Paid by Saba

                                                          No Exercise   Full Exercise
                                                          -----------   -------------
Per share...............................................  $              $
          Total.........................................  $              $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers a discount of up to $     per share from the
initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

     Saba and its directors, officers, employees and other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any issuance under any existing employee benefit plans or, with respect to individuals, transfers by gift, will or intestate succession, or with respect to partnerships, transfers to partners, provided that in each case the transferee agrees to be bound by the restriction for any remaining period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

     Prior to the offering, there has been no public market for the shares. The initial public offering price for the common stock will be negotiated among Saba and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Saba's historical performance, estimates of the business potential and earnings prospects of Saba, an assessment of Saba's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Saba has applied for quotation of its common stock on the Nasdaq National Market under the symbol "SABA".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     At the request of Saba, the underwriters are reserving up to 400,000 shares of common stock for sale at the initial public offering price to parties that have a pre-existing relationship with Saba through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered hereby.


     In November 1999, an entity affiliated with Goldman, Sachs & Co. purchased an aggregate of 839,772 shares of our Series D preferred stock for an aggregate purchase price of approximately $4.5 million. In January 2000, these shares were transferred to an affiliated investment entity. In November 1999, an individual affiliated with Banc of America Securities LLC purchased an aggregate of 18,195 shares of our Series D preferred stock for an aggregate purchase price of approximately $100,000. In August 1998, an individual affiliated with Banc of America Securities LLC purchased an aggregate of 71,414 shares of our Series B preferred stock for approximately $50,000, and in April 1999 purchased an aggregate of 10,712 shares of our common stock for approximately $7,500. In August 1998, an individual affiliated with FleetBoston Robertson Stephens Inc. purchased an aggregate of 35,707 shares of our Series B preferred for approximately $25,000, and in November 1999 purchased 5,458 shares of our Series C preferred stock for approximately $16,650.


     Saba estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     Saba has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. Peter Williams, a partner with Morrison & Foerster LLP, counsel to the Company, also serves as our Vice President, Corporate Development, General Counsel and Secretary. Mr. Williams holds 668,000 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited Saba Software, Inc.'s consolidated financial statements at May 31, 1998 and 1999, and for the period from April 16, 1997 (inception) through May 31, 1998 and for the year ended May 31, 1999, as set forth in their report. We have included Saba Software, Inc.'s consolidated financial statements in this prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In August 1999, we engaged Ernst & Young LLP to audit our financial statements and dismissed Deloitte & Touche LLP as our principal accountant. The board of directors has approved the appointment of Ernst & Young LLP as our principal accountant. No report issued by Deloitte & Touche LLP on any of our financial statements contained any adverse opinion, a disclaimer of opinion, or any qualifications or modifications related to uncertainty, limitation of audit scope, or application of accounting principles. In connection with the services conducted by Deloitte & Touche LLP for any period, including the periods from April 16, 1997 (inception) through May 31, 1998, the year ended May 31, 1999, and the six months ended November 30, 1999, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to Deloitte & Touche LLP's satisfaction, would have caused them to reference the subject matter of the disagreement in their opinion.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Saba and our common stock offered in this offering, we refer you to the registration statement and the attached exhibits and schedules. Statements made in this prospectus as to the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of these materials may be obtained from these offices after payment of fees prescribed by the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                              SABA SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Saba Software, Inc.

     We have audited the accompanying consolidated balance sheets of Saba Software, Inc. as of May 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the period from April 16, 1997 (inception) through May 31, 1998 and the year ended May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saba Software, Inc. at May 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for the period from April 16, 1997 (inception) through May 31, 1998 and year ended May 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Walnut Creek, California
December 16, 1999,
except for Note 12, as to which the date is January 28, 2000.

                              SABA SOFTWARE, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                     ASSETS

                                                                                                   PRO FORMA
                                                                                                 STOCKHOLDERS'
                                                                   MAY 31,                          EQUITY
                                                              -----------------   NOVEMBER 30,   NOVEMBER 30,
                                                               1998      1999         1999           1999
                                                              -------   -------   ------------   -------------
                                                                                  (UNAUDITED)     (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................  $    41   $10,384     $29,390
  Accounts receivable (net of allowance of none at May 31,
    1998, $124 at May 31, 1999, and $214 at November 30,
    1999)...................................................       84     1,930       6,872
  Prepaid expenses and other current assets.................       29       122         305
                                                              -------   -------     -------
        Total current assets................................      154    12,436      36,567
Property and equipment, net.................................       85     1,122       3,111
Other assets................................................       --       510         510
                                                              -------   -------     -------
        Total assets........................................  $   239   $14,068     $40,188
                                                              =======   =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $   201   $ 1,667     $ 2,988
  Accrued compensation and related expenses.................      195     1,132       1,404
  Accrued expenses..........................................       26       600       1,958
  Deferred revenue..........................................       81     1,197       6,081
  Note payable to related party.............................      120        --          --
  Current portion of capital lease obligations..............       12        33         181
                                                              -------   -------     -------
        Total current liabilities...........................      635     4,629      12,612
Deferred revenue............................................       --       626       1,417
Notes payable...............................................       --       329         329
Convertible debt............................................      565        --          --
Capital lease obligations, less current portion.............       13        55         869
                                                              -------   -------     -------
        Total liabilities...................................    1,213     5,639      15,227
Commitments
Stockholders' equity (deficit):
  Convertible preferred stock, issuable in series: $0.001
    par value; authorized: 5,000,000 shares at May 31, 1998,
    14,700,000 shares at May 31, 1999 and 23,000,000 shares
    at November 30, 1999; issued and outstanding: 749,996
    shares at May 31, 1998, 13,942,771 shares at May 31,
    1999 and 19,568,540 shares at November 30, 1999 (none
    pro forma); Aggregate liquidation preference of $20,432
    at May 31, 1999.........................................        1        14          20        $     --
  Common stock, $0.001 par value; authorized: 50,000,000
    shares; issued: 15,799,174 shares at May 31, 1998;
    16,326,168 shares at May 31, 1999 and 17,213,448 shares
    at November 30, 1999 (36,781,988 shares pro forma)......       16        16          17              37
  Additional paid-in capital................................      627    21,925      66,260          66,260
  Deferred stock compensation...............................       --    (1,092)    (10,743)        (10,743)
  Notes receivable from stockholders........................      (10)       --        (493)           (493)
  Treasury stock; 3,609,174 shares at May 31, 1998,
    3,112,456 shares at May 31, 1999 and none at November
    30, 1999 (none pro forma), at cost......................      (37)      (11)         --              --
  Accumulated deficit.......................................   (1,571)  (12,423)    (30,100)        (30,100)
                                                              -------   -------     -------        --------
        Total stockholders' equity (deficit)................     (974)    8,429      24,961        $ 24,961
                                                              -------   -------     -------        ========
        Total liabilities and stockholders' equity
          (deficit).........................................  $   239   $14,068     $40,188
                                                              =======   =======     =======

See Accompanying Notes to Consolidated Financial Statements.

                              SABA SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    PERIOD FROM
                                                   APRIL 16, 1997
                                                    (INCEPTION)                   SIX MONTHS ENDED
                                                      THROUGH       YEAR ENDED      NOVEMBER 30,
                                                      MAY 31,        MAY 31,     ------------------
                                                        1998           1999       1998       1999
                                                   --------------   ----------   -------   --------
                                                                                    (UNAUDITED)
Revenues:
  License........................................     $     7        $    612    $   119   $  1,920
  Services.......................................          33           1,327        364      3,284
                                                      -------        --------    -------   --------
          Total revenues.........................          40           1,939        483      5,204
                                                      -------        --------    -------   --------
Cost of revenues:
  Cost of license................................          --              --         --         --
  Cost of services...............................          72           1,264        288      2,728
                                                      -------        --------    -------   --------
                                                           72           1,264        288      2,728
                                                      -------        --------    -------   --------
Gross profit (loss)..............................         (32)            675        195      2,476
Operating expenses:
  Research and development.......................         694           3,627        934      6,246
  Sales and marketing............................         535           6,319      1,467      8,560
  General and administrative.....................         302           1,437        406      1,992
  Amortization of deferred stock compensation....          --             189         --      3,511
                                                      -------        --------    -------   --------
          Total operating expenses...............       1,531          11,572      2,807     20,309
                                                      -------        --------    -------   --------
Loss from operations.............................      (1,563)        (10,897)    (2,612)   (17,833)
Interest and other income, net...................           7              93         58        229
Interest expense.................................         (15)            (48)       (47)       (73)
                                                      -------        --------    -------   --------
Net loss.........................................     $(1,571)       $(10,852)   $(2,601)  $(17,677)
                                                      =======        ========    =======   ========
Basic and diluted net loss per share.............     $ (0.17)       $  (0.84)   $ (0.20)  $  (1.26)
                                                      =======        ========    =======   ========
Shares used in computing basic and diluted net
  loss per share.................................       9,439          12,987     12,896     13,996
                                                      =======        ========    =======   ========
Pro forma basic and diluted net loss per share
  (unaudited)....................................                    $  (0.52)             $  (0.62)
                                                                     ========              ========
Shares used in computing pro forma basic and
  diluted net loss per share (unaudited).........                      20,881                28,557
                                                                     ========              ========

See Accompanying Notes to Consolidated Financial Statements.

                              SABA SOFTWARE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         CONVERTIBLE                                                            NOTES
                                       PREFERRED STOCK        COMMON STOCK       ADDITIONAL     DEFERRED      RECEIVABLE
                                     -------------------   -------------------    PAID-IN        STOCK           FROM
                                       SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     COMPENSATION   STOCKHOLDERS
                                     ----------   ------   ----------   ------   ----------   ------------   ------------
Issuance of common stock to
 founders..........................          --    $--      7,500,000    $ 8      $     7       $     --        $  --
Issuance of common stock for
 in-process research and
 development.......................          --     --      5,876,016      6          144             --           --
Purchase of treasury stock.........          --     --             --     --           --             --           --
Issuance of common stock for cash
 and notes receivable..............          --     --      2,163,158      2          106             --          (32)
Issuance of convertible preferred
 stock for cash and notes, net of
 issuance costs....................     749,996      1             --     --          352             --          (25)
Collections under notes
 receivable........................          --     --             --     --           --             --           47
Issuance of common stock in
 connection with exercise of stock
 options...........................          --     --        260,000     --           13             --           --
Issuance of common stock options
 for services......................          --     --             --     --            5             --           --
Net loss and comprehensive loss....          --     --             --     --           --             --           --
                                     ----------    ---     ----------    ---      -------       --------        -----
Balances at May 31, 1998...........     749,996      1     15,799,174     16          627             --          (10)
Issuance of common stock for cash
 and notes.........................          --     --        526,994     --           35             --          (54)
Collections under notes
 receivable........................          --     --             --     --           --             --           64
Issuance of convertible preferred
 stock for cash, net of issuance
 costs.............................   5,713,143      6             --     --        3,953             --           --
Conversion of convertible debt into
 convertible preferred stock.......   2,870,854      3             --     --        2,007             --           --
Issuance of convertible preferred
 stock for cash, net of issuance
 costs.............................   4,608,778      4             --     --       14,014             --           --
Issuance of common stock options
 and warrants for services.........          --     --             --     --            8             --           --
Deferred stock compensation........          --     --             --     --        1,281         (1,281)          --
Amortization of deferred stock
 compensation......................          --     --             --     --           --            189           --
Net loss and comprehensive loss....          --     --             --     --           --             --           --
                                     ----------    ---     ----------    ---      -------       --------        -----
Balances at May 31, 1999...........  13,942,771     14     16,326,168     16       21,925         (1,092)          --
Issuance of common stock for cash
 and notes (unaudited).............          --     --        592,339      1          656             --         (493)
Issuance of common stock in
 connection with exercise of stock
 options (unaudited)...............          --     --             --     --           76             --           --
Issuance of common stock in
 connection with warrant exercise
 (unaudited).......................          --     --        294,941     --          206             --           --
Issuance of convertible preferred
 stock for cash (unaudited)........   5,625,769      6             --     --       30,075             --           --
Issuance of warrant for convertible
 preferred stock (unaudited).......          --     --             --     --          160             --           --
Deferred stock compensation
 (unaudited).......................          --     --             --     --       13,162        (13,162)          --
Amortization of deferred stock
 compensation (unaudited)..........          --     --             --     --           --          3,511           --
Net loss and comprehensive loss
 (unaudited).......................          --     --             --     --           --             --           --
                                     ----------    ---     ----------    ---      -------       --------        -----
Balances at November 30, 1999
 (unaudited).......................  19,568,540    $20     17,213,448    $17      $66,260       $(10,743)       $(493)
                                     ==========    ===     ==========    ===      =======       ========        =====

                                                                             TOTAL
                                       TREASURY STOCK                    STOCKHOLDERS'
                                     -------------------   ACCUMULATED      EQUITY
                                       SHARES     AMOUNT     DEFICIT       (DEFICIT)
                                     ----------   ------   -----------   -------------
Issuance of common stock to
 founders..........................          --   $  --     $     --       $     15
Issuance of common stock for
 in-process research and
 development.......................          --      --           --            150
Purchase of treasury stock.........  (5,876,016)   (150)          --           (150)
Issuance of common stock for cash
 and notes receivable..............   2,266,842     113           --            189
Issuance of convertible preferred
 stock for cash and notes, net of
 issuance costs....................          --      --           --            328
Collections under notes
 receivable........................          --      --           --             47
Issuance of common stock in
 connection with exercise of stock
 options...........................          --      --           --             13
Issuance of common stock options
 for services......................          --      --           --              5
Net loss and comprehensive loss....          --      --       (1,571)        (1,571)
                                     ----------   -----     --------       --------
Balances at May 31, 1998...........  (3,609,174)    (37)      (1,571)          (974)
Issuance of common stock for cash
 and notes.........................     496,718      26           --              7
Collections under notes
 receivable........................          --      --           --             64
Issuance of convertible preferred
 stock for cash, net of issuance
 costs.............................          --      --           --          3,959
Conversion of convertible debt into
 convertible preferred stock.......          --      --           --          2,010
Issuance of convertible preferred
 stock for cash, net of issuance
 costs.............................          --      --           --         14,018
Issuance of common stock options
 and warrants for services.........          --      --           --              8
Deferred stock compensation........          --      --           --             --
Amortization of deferred stock
 compensation......................          --      --           --            189
Net loss and comprehensive loss....          --      --      (10,852)       (10,852)
                                     ----------   -----     --------       --------
Balances at May 31, 1999...........  (3,112,456)    (11)     (12,423)         8,429
Issuance of common stock for cash
 and notes (unaudited).............   1,618,019       6           --            170
Issuance of common stock in
 connection with exercise of stock
 options (unaudited)...............   1,494,437       5           --             81
Issuance of common stock in
 connection with warrant exercise
 (unaudited).......................          --      --           --            206
Issuance of convertible preferred
 stock for cash (unaudited)........          --      --           --         30,081
Issuance of warrant for convertible
 preferred stock (unaudited).......          --      --           --            160
Deferred stock compensation
 (unaudited).......................          --      --           --             --
Amortization of deferred stock
 compensation (unaudited)..........          --      --           --          3,511
Net loss and comprehensive loss
 (unaudited).......................          --      --      (17,677)       (17,677)
                                     ----------   -----     --------       --------
Balances at November 30, 1999
 (unaudited).......................          --   $  --     $(30,100)      $ 24,961
                                     ==========   =====     ========       ========

See Accompanying Notes to Consolidated Financial Statements.

                              SABA SOFTWARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM
                                                              APRIL 16, 1997
                                                               (INCEPTION)                   SIX MONTHS ENDED
                                                                 THROUGH       YEAR ENDED      NOVEMBER 30,
                                                                 MAY 31,        MAY 31,     ------------------
                                                                   1998           1999       1998       1999
                                                              --------------   ----------   -------   --------
                                                                                               (UNAUDITED)
OPERATING ACTIVITIES:
Net loss....................................................     $(1,571)       $(10,852)   $(2,601)  $(17,677)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................          10             106         22        494
  Amortization of deferred stock compensation...............          --             189         --      3,511
  Issuance of common stock for services.....................           5               8         --         --
  Write-off of in-process research and development..........         150              --         --         --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................         (84)         (1,846)      (581)    (4,942)
    Prepaid expenses and other current assets...............         (29)            (93)       (61)       (38)
    Accounts payable........................................         201           1,466        163      1,321
    Accrued compensation and related expenses...............         195             937        (77)       272
    Accrued expenses........................................          26             574        249      1,283
    Deferred revenue........................................          81           1,742        385      5,675
                                                                 -------        --------    -------   --------
Net cash used in operating activities.......................      (1,016)         (7,769)    (2,501)   (10,101)
                                                                 -------        --------    -------   --------
INVESTING ACTIVITIES:
Purchases of property and equipment, net....................         (70)         (1,069)      (366)    (1,379)
Increase in other assets....................................          --            (181)      (168)        --
                                                                 -------        --------    -------   --------
Net cash used in investing activities.......................         (70)         (1,250)      (534)    (1,379)
                                                                 -------        --------    -------   --------
FINANCING ACTIVITIES:
Net proceeds from issuance of convertible preferred stock...         328          17,977      3,936     30,081
Proceeds from issuance of common stock......................         217               7         --        457
Borrowings under line of credit agreement...................          --             542         --         --
Repayments of borrowings under line of credit agreement.....          --            (542)        --         --
Proceeds from issuance of convertible debt..................         565           1,445      1,445         --
Principal payments under capital lease obligations..........          --             (11)        (6)       (52)
Collections on notes receivable from stockholders...........          47              64         64         --
Repayments of note payable to related party.................         (30)           (120)      (120)        --
                                                                 -------        --------    -------   --------
Net cash provided by financing activities...................       1,127          19,362      5,319     30,486
                                                                 -------        --------    -------   --------
Increase in cash and equivalents............................          41          10,343      2,284     19,006
Cash and equivalents, beginning of period...................          --              41         41     10,384
                                                                 -------        --------    -------   --------
Cash and equivalents, end of period.........................     $    41        $ 10,384    $ 2,325   $ 29,390
                                                                 =======        ========    =======   ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Equipment purchased under capital lease obligations.........     $    25        $     75    $    --   $  1,014
                                                                 =======        ========    =======   ========
Common stock issued for notes receivable from
  stockholders..............................................     $    57        $     54    $    54   $    493
                                                                 =======        ========    =======   ========
Common stock issued for in-process research and
  development...............................................     $   150        $     --    $    --   $     --
                                                                 =======        ========    =======   ========
Warrant issued for purchase of Series C convertible
  preferred stock for financing.............................     $    --        $     --    $    --   $    160
                                                                 =======        ========    =======   ========
Note payable issued in connection with the purchase of
  treasury stock............................................     $   150        $     --    $    --   $     --
                                                                 =======        ========    =======   ========
Conversion of convertible debt into convertible preferred
  stock.....................................................     $    --        $  2,010    $ 2,010   $     --
                                                                 =======        ========    =======   ========
SUPPLEMENTAL DISCLOSURE OF OTHER CASH FLOW INFORMATION:
Cash paid for interest......................................     $    --        $     17    $    12   $     51
                                                                 =======        ========    =======   ========

See Accompanying Notes to Consolidated Financial Statements.

                              ]SABA SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (INFORMATION AS OF AND FOR THE SIX MONTHS
                 ENDED NOVEMBER 30, 1998 AND 1999 IS UNAUDITED)

 1. THE COMPANY

     Saba Software, Inc. ("Saba") provides software and services that enable businesses and governments to create and deploy global networks over the Internet that connect people to learning. Saba provides an Internet-based software platform and related services that deliver a comprehensive learning solution to organizations and their "extended enterprise" of employees, customers, partners and suppliers. Saba's solutions enable organizations to procure and deliver learning and systematically close knowledge and competency gaps across their extended enterprises. In addition, Saba offers learning providers a global marketing and distribution channel. Saba recently launched the Saba Learning Exchange, an Internet-based business-to-business learning marketplace.

     Saba was incorporated in the state of Delaware in April 1997.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Saba and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements for fiscal 1998 include the results of operations of Saba from inception on April 16, 1997. Operations for the period from April 16, 1997 (inception) through May 31, 1997 were not significant.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The interim financial information as of November 30, 1999 and for the six months ended November 30, 1998 and 1999 is unaudited but includes all adjustments, consisting only of normal recurring adjustments that management considers necessary for a fair presentation of Saba's consolidated financial position at that date and its consolidated results of operations and cash flows for those periods. Operating results for the six months ended November 30, 1999 are not necessarily indicative of results that may be expected for any future periods.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of highly liquid short-term investments with insignificant interest rate risk and original maturities from date of purchase of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

                              SABA SOFTWARE, INC.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject Saba to concentrations of risk include cash and cash equivalents and accounts receivable. Cash and cash equivalents consist principally of demand deposit and money market accounts held with domestic financial institutions with high credit standing. Management believes the financial risks associated with these financial instruments are minimal.

     Saba conducts business with companies in various industries primarily in the United States. Saba generally does not require collateral. Saba Learning Network, Saba Learning Provider Network and related services accounted for substantially all of Saba's revenues in fiscal 1999 and for the six months ended November 30, 1999. An allowance is maintained for potential credit issues, and to date, such losses have been within management's expectations. Saba recorded charges to operations, which increased its allowance for uncollectible accounts by $18,000 in fiscal 1998, $133,000 in fiscal 1999 and $96,000 in the six months ended November 30, 1999. Amounts written-off as reductions to the allowance totaled $18,000 fiscal 1998, $9,000 in fiscal 1999 and $6,000 in the six months ended November 30, 1999.

     At May 31, 1998, one customer accounted for 94% of accounts receivable. At May 31, 1999, five customers accounted for a total of 80% of accounts receivable and at November 30, 1999, two customers accounted for a total of 41% of accounts receivable.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the related assets, generally three to five years. Assets acquired under capital lease obligations are amortized over the assets' estimated useful lives. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the life of the lease.

SOFTWARE DEVELOPMENT COSTS

     Saba accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, whereby costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. Through November 30, 1999, software development costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to research and development expense in the accompanying consolidated statements of operations.

INCOME TAXES

     Saba accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires the use of the liability method. Under this method, deferred tax assets and liabilities are measured based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

                              SABA SOFTWARE, INC.

STOCK OPTIONS AND EQUITY INSTRUMENTS EXCHANGED FOR SERVICES

     Saba accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees and has adopted the disclosure-only alternative of SFAS No. 123, Accounting for Stock Based Compensation ("SFAS 123"). The value of options, warrants and restricted stock exchanged for services rendered by non-employees or assets acquired are valued using the Black-Scholes option pricing model. To calculate the expense or asset value, Saba uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

NET LOSS PER SHARE

     Basic and diluted net loss per share information for all periods is presented under the requirements of SFAS No. 128, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the period, less shares subject to repurchase. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible preferred stock, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

     Pro forma net loss per share has been computed as described above and also gives effect, to the conversion of preferred shares not included above that will automatically convert upon completion of Saba's initial public offering of common stock, using the if-converted method.

                              SABA SOFTWARE, INC.

     The calculation of historical and pro forma basic and diluted net loss per share is as follows:

                                       PERIOD FROM
                                      APRIL 16, 1997                     SIX MONTHS ENDED
                                       (INCEPTION)                         NOVEMBER 30,
                                         THROUGH         YEAR ENDED     -------------------
                                       MAY 31, 1998     MAY 31, 1999     1998        1999
                                      --------------    ------------    -------    --------
                                          (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
HISTORICAL
  Net loss..........................     $(1,571)         $(10,852)     $(2,601)   $(17,677)
                                         =======          ========      =======    ========
  Weighted-average shares of common
     stock outstanding..............       9,439            13,051       12,896      14,802
  Weighted-average shares of common
     stock subject to repurchase....          --               (64)          --        (806)
                                         -------          --------      -------    --------
  Weighted-average shares of common
     stock outstanding used in
     computing basic and diluted net
     loss per share.................       9,439            12,987       12,896      13,996
                                         =======          ========      =======    ========
  Basic and diluted net loss per
     share..........................     $ (0.17)         $  (0.84)     $ (0.20)   $  (1.26)
                                         =======          ========      =======    ========
PRO FORMA
  Net loss..........................                      $(10,852)                $(17,677)
                                                          ========                 ========
  Weighted-average shares of common
     stock outstanding used in
     computing basic and diluted net
     loss per share (from above)....                        12,987                   13,996
  Adjustment to reflect the effect
     of the assumed conversion of
     convertible preferred stock
     from the date of issuance......                         7,894                   14,561
                                                          --------                 --------
  Weighted-average shares
     outstanding used in computing
     pro forma basic and diluted net
     loss per share.................                        20,881                   28,557
                                                          ========                 ========
  Pro forma basic and diluted net
     loss per share.................                      $  (0.52)                $  (0.62)
                                                          ========                 ========

REVENUE RECOGNITION

     License agreements generally provide that customers pay a license fee based on a specified number of learners and the type of software modules licensed. Customers can subsequently pay additional license fees to allow additional learners to use previously licensed modules or to license additional modules. Customers that license Saba Learning Network and Saba Learning Provider Network generally enter into one year support agreements pursuant to which they are entitled to receive software upgrades, error corrections and telephone and web-based assistance, generally for a fixed fee.

     Although Saba generally provides implementation and consulting services on a time and materials basis, a significant portion of these services have been provided on a fixed fee basis. For fixed-price

                              SABA SOFTWARE, INC.

contracts involving significant professional services, revenues are recognized using the percentage of completion method using the ratio of labor hours incurred to total expected labor hours as the measure of progress towards completion. Saba also provides professional services on a time and materials basis. Saba recognizes revenues on time and materials contracts as the services are provided.


     Saba recognizes license revenues in accordance with the provisions of American Institute of Certified Public Accountants, or AICPA, Statement of Position ("SOP") 97-2 "Software Revenue Recognition" as amended by SOP 98-4, "Deferral of the Effective Date of Certain Provisions of SOP 97-2." Saba has not established vendor specific objective evidence for support and therefore, recognizes revenues from license agreements ratably over the support period if there is persuasive evidence of an arrangement, the software is delivered, collection is probable, and the fee is fixed or determinable. If an acceptance period is required, license revenues are recognized ratably over the term of the contract beginning upon the earlier of customer acceptance or the expiration of the acceptance period. Contract terms range from one to four years. Saba invoices customers for license and support fees in accordance with individual contract terms. Payment terms generally require payment of the license fees and first year support fees from the customer 30 days from the effective date of the contract.


     If an agreement includes both license and service elements, the license fee is recognized beginning on delivery of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to additional acceptance criteria. In cases where license fee payments are contingent on the acceptance of services, recognition of revenues is deferred for both the license and the service elements until the acceptance criteria are met. Support revenues are recognized ratably over the term of the support contract, typically one year.

     Saba believes its current revenue recognition policies and practices are consistent with SOP 97-2 and SOP 98-4. Additionally, the AICPA issued SOP 98-9 in December 1998, which amends portions of SOP 97-2 and is effective for transactions entered into beginning June 1, 2000. Full implementation guidelines for this standard have not yet been issued. Once available, the implementation guidelines could lead to unanticipated changes in Saba's current revenue recognition policies and changes could affect the timing of its future revenues.

     Accounts receivable includes amounts earned but unbilled as of May 31, 1999 and November 30, 1999 of $14,000 and $103,000, respectively. Deferred revenue consists of license fees to be recognized in future periods, prepaid fees for services and support agreements.

ADVERTISING EXPENSE

     Advertising costs are expensed as incurred. Saba incurred $14,000 in advertising costs in fiscal 1998 and $110,000 in fiscal 1999.

OTHER COMPREHENSIVE INCOME

     Saba has no material components of other comprehensive income (loss) and, accordingly, net loss is equal to comprehensive loss in all periods.

                              SABA SOFTWARE, INC.

INTERNAL-USE SOFTWARE

     In March 1998, the American Institute of Certified Public Accountants issues SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. Saba adopted SOP 98-1 in the beginning of fiscal 2000.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS 133 will not have a material effect on Saba's consolidated financial position or results of operations.

 3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 MAY 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Computer equipment..........................................  $ 89    $  805
Office furniture and fixtures...............................     1       334
Leasehold improvements......................................     5        99
                                                              ----    ------
                                                                95     1,238
Less accumulated depreciation and amortization..............   (10)     (116)
                                                              ----    ------
                                                              $ 85    $1,122
                                                              ====    ======

 4. RELATED PARTY TRANSACTIONS

     In August 1997, Saba issued 5,876,016 shares of common stock to HTR, Inc. in exchange for intellectual property. In connection with the acquisition of HTR, Inc. by a third party in October 1997, Saba repurchased all 5,876,016 shares using a promissory note in the principal amount of $150,000, which was secured by a pledge of 7,500 shares of Saba's common stock held by Saba's President. At the time of the initial issuance to HTR, Inc., a director of Saba was also an affiliate of HTR, Inc. During the period from inception through May 31, 1998, $16,000 in services revenues were recognized from HTR, Inc.

 5. CONVERTIBLE DEBT

     Saba issued 6% convertible debt to third-parties for cash proceeds totaling $565,000 in fiscal 1998 and $1,445,000 in fiscal 1999. The convertible debt converted into 2,870,854 shares of Series B convertible preferred stock in August 1998 at a conversion price of $0.70 per share.

 6. NOTES PAYABLE

     In November 1998, Saba entered into an equipment line of credit with a bank, which provided for borrowings of up to $750,000. The note executed under the agreement accrued interest at 7.75% per

                              SABA SOFTWARE, INC.

annum and was to be repaid in monthly installments of principal and interest over 36 months. In April 1999, all amounts outstanding under the line of credit were repaid.

     In March 1999, Saba entered into an operating lease agreement for office space beginning in May 1999 and executed non-interest bearing notes payable to the lessor totaling $329,000 under this agreement for the deposit on the building. Principal under the notes is due on December 1, 2000 and May 1, 2001.

 7. LEASE COMMITMENTS

     Saba leases its office facilities under various noncancelable operating leases that expire at various dates through 2014. During fiscal 1999, Saba also financed the acquisition of furniture and equipment under capital leases. At May 31, 1999, the original cost of the assets under capital leases was $75,000 and the accumulated depreciation was $15,000. Future minimum lease payments under these leases are as follows:

                                                              CAPITAL      OPERATING
                                                              LEASES        LEASES
                                                              -------      ---------
YEAR ENDING MAY 31:
2000........................................................   $ 40         $ 1,125
2001........................................................     25           1,541
2002........................................................     25           2,213
2003........................................................     12           2,233
2004........................................................     --           2,097
Thereafter..................................................     --          24,071
                                                               ----         -------
                                                                102         $33,280
                                                                            =======
Less amounts representing interest..........................    (14)
                                                               ----
Present value of minimum lease payments.....................     88
Less current portion of minimum lease payments..............    (33)
                                                               ----
                                                               $ 55
                                                               ====

     Rent expense was $59,000 in fiscal 1998 and $473,000 in fiscal 1999.

     In April 1999, Saba entered into an additional lease line of credit agreement with a financing institution which provides for borrowings of up to $1.5 million to finance equipment and software purchases through October 2000. Borrowings are due in monthly installments through April 2004 plus interest at 8.3% and are secured by the underlying assets. There were no amounts outstanding under this agreement at May 31, 1999.

                              SABA SOFTWARE, INC.

 8. STOCKHOLDERS' EQUITY (DEFICIT)

CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock consists of the following at May 31, 1999:

                         SHARES       SHARES ISSUED     AGGREGATE LIQUIDATION
       SERIES          DESIGNATED    AND OUTSTANDING         PREFERENCE
       ------          ----------    ---------------    ---------------------
A                         749,996         749,996            $   359,998
B                       8,583,997       8,583,997              6,010,000
C                       4,716,364       4,608,778             14,062,351
                       ----------      ----------            -----------
                       14,050,357      13,942,771            $20,432,349
                       ==========      ==========            ===========

     Significant terms of the convertible preferred stock are as follows:

     Each share of Series A, B and C convertible preferred stock is convertible, subject to antidilution provisions, at the option of the holder, into the number of shares of common stock determined by dividing the original issue price by the conversion price applicable to each share on the conversion date. As of May 31, 1999, the per share conversion price of Series A, B, and C convertible preferred stock is $0.48, $0.70014, and $3.0512, respectively.

     Each share will automatically convert into shares of common stock at the conversion price upon the earlier of the sale of common stock in a qualified initial public offering, with an offering price of at least $5.25 per share and $10,000,000 in aggregate or the date specified by written consent or agreement of the holders of a majority of the outstanding shares of Series A, B and C convertible preferred stock and two-thirds of the outstanding shares of Series C convertible preferred stock, voting as a separate class.

     Each share of Series A, B and C convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

     Each share of Series A, B and C convertible preferred stock is entitled to a non-cumulative dividend of $0.0384 per share, $0.056 per share and $0.2441 per share, respectively, when and if declared by the Board of Directors.

     In the event of Saba's voluntary or involuntary liquidation, dissolution or winding up, the holders of Series B and C convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of Saba's assets to the holders of Series A convertible preferred stock or common stock an amount equal to $0.70014 for each outstanding share of Series B convertible preferred stock and $3.0512 for each outstanding share of Series C convertible preferred stock and any declared but unpaid dividends. Upon the completion of the distribution, the Series A convertible preferred stockholders shall be entitled to receive, prior and in preference to any distribution of any of Saba's remaining assets to the holders of Saba's common stock an amount equal to $0.48 for each outstanding share of Series A plus any declared but unpaid dividends. If upon occurrence of such event, the assets and funds distributed among the holders of the Series A convertible preferred stock are insufficient to permit the payment to holders the full preferential amounts, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the Series A convertible preferred stock in proportion to the amounts of stock owned by each holder.

                              SABA SOFTWARE, INC.

SERIES C CONVERTIBLE PREFERRED STOCK WARRANTS

     In June 1999, Saba issued warrants to purchase 80,296 shares of series C convertible preferred stock at $3.05 per share to a lessor in connection with obtaining a lease line of credit. The warrants expire on the earlier of five years from the date of issuance or three years from the closing date of Saba's initial public offering. The warrants were immediately exercisable and remain outstanding at November 30, 1999. The value attributable to these warrants was calculated using the Black-Scholes valuation model with the following weighted-average assumptions: risk free interest rate of 5.5%, expected useful life of 5 years, 75% volatility, fair market value of $3.05, and no expected dividends. The fair value of the warrants, approximately $160,000, will be amortized as additional interest expense over the forty-two month term of the lease agreement.

SERIES D CONVERTIBLE PREFERRED STOCK

     In November 1999, Saba issued 5,598,479 shares of Series D convertible preferred stock in exchange for cash proceeds totaling $30 million. In connection with the sale of Series D convertible preferred stock, the liquidation preferences of the Series B and C convertible preferred stock were changed from a form of participating preferred to non-participating preferred.

COMMON STOCK WARRANTS

     In connection with the issuance of convertible debt, Saba issued warrants to purchase 87,125 shares of common stock in fiscal 1998 and 349,573 shares of common stock in fiscal 1999 at an exercise price of $0.70 per share to individuals and firms who participated in the debt financing. The warrants were immediately exercisable and expire on the earlier of five years from the date of issuance or the closing date of Saba's initial public offering. The fair value of these warrants was insignificant at the issuance date.

     During fiscal 1999, Saba issued warrants to purchase 35,000 shares of common stock at an exercise price of $0.10 per share and 16,000 shares at an exercise price of $0.70 per share for services rendered. The warrants were immediately exercisable and expire on the earlier of two years from the date of issuance or the closing date of Saba's initial public offering. The fair value of these warrants was insignificant at the issuance date.

     At May 31, 1999, warrants to purchase 487,698 shares of common stock remained outstanding.

STOCK OPTION PLAN

     Under the 1997 Stock Option Plan (the "Plan"), Saba may grant options to purchase up to 7,500,000 shares of common stock to employees, directors and consultants at prices not less than the fair market value, as determined by the Board of Directors, at date of grant for incentive stock options and not less than 85% of fair market value for non-statutory stock options (110% in certain circumstances). Options generally expire ten years from the date of grant. Options generally vest over four years. Some options are exercisable upon grant and are subject to repurchase in the case of termination of employment prior to vesting. Shares subject to repurchase totaled 143,000 at May 31, 1999 and 2,353,358 at November 30, 1999.

     Saba has granted options to non-employees for services performed and to be performed after the date of the grant. In connection with these option grants, Saba recognized expense of $5,000 in fiscal

                              SABA SOFTWARE, INC.

1998 and $8,000 in fiscal 1999, based on the options' fair value, determined using the Black-Scholes option-pricing model.

     Details of activity under the Plan are as follows:


                                                                           WEIGHTED-AVERAGE
                                                                NUMBER      EXERCISE PRICE
                                                              OF SHARES       PER SHARE
                                                              ----------   ----------------
Granted.....................................................   3,225,000        $0.05
Exercised...................................................    (260,000)        0.05
                                                              ----------
Balance, May 31, 1998.......................................   2,965,000         0.05
Granted.....................................................   3,060,500         0.07
Canceled....................................................    (286,000)        0.06
                                                              ----------
Balance, May 31, 1999.......................................   5,739,500         0.06
                                                              ----------
Granted (unaudited).........................................   1,714,300         0.30
Exercised (unaudited).......................................  (1,507,125)        0.05
Canceled (unaudited)........................................    (306,250)        0.10
                                                              ----------
Balance, November 30, 1999 (unaudited)......................   5,640,425         0.13
                                                              ==========


     Additional information regarding options outstanding as of May 31, 1999 is as follows:

                          OPTIONS OUTSTANDING
           -------------------------------------------------
                         WEIGHTED-AVERAGE                          OPTIONS EXERCISABLE
                            REMAINING                          ----------------------------
EXERCISE     NUMBER      CONTRACTUAL LIFE   WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
 PRICES    OUTSTANDING       (YEARS)         EXERCISE PRICE     NUMBER      EXERCISE PRICE
--------   -----------   ----------------   ----------------   ---------   ----------------
 $0.05      4,068,000          8.56              $0.05         1,239,583        $0.05
  0.07      1,538,000          9.58               0.07                --           --
  0.30        133,500          9.91               0.30                --           --
            ---------                                          ---------
            5,739,500                                          1,239,583
            =========                                          =========

     At May 31, 1999, 1,500,500 shares were available for future grants under the Plan.

     Saba recorded deferred stock compensation of approximately $1.3 million during fiscal 1999 and $13.2 million during the six months ended November 30, 1999 representing the difference between the exercise price and the deemed fair value for financial accounting purposes of Saba's common stock on the grant date for certain stock options granted to employees. In the absence of a public market for Saba's common stock, the deemed fair value was based on the price per share of recent convertible preferred stock financings, less a discount to give effect to the superior rights of the convertible preferred stock. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options using a graded vesting method. The graded vesting method is an accelerated method of amortization provided under Financial Accounting Standards Board Interpretation No. 28. Amortization of deferred stock compensation amounted to approximately $189,000 for fiscal 1999 and approximately $3.5 million for the six months ended November 30, 1999.

PRO FORMA DISCLOSURES OF THE EFFECT OF DEFERRED STOCK COMPENSATION

     Pro forma information regarding net loss and net loss per share, which is required by SFAS 123, has been determined as if Saba had accounted for its employee stock options under the fair value

                              SABA SOFTWARE, INC.

method of SFAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following assumptions for fiscal 1998 and 1999: expected life of 60 months, volatility of 0% and 75%, respectively, risk-free interest rate of 5.5% and dividend yield of zero. The weighted-average fair value of options granted for fiscal 1998 and 1999 was $0.02 and $0.44, respectively.

     Had compensation cost for Saba's stock compensation plans been determined using the fair value at the grant dates for awards under these plans calculated using the Black-Scholes method of SFAS 123, the Company's historical net loss and basic and diluted net loss per share would have been increased to the pro forma amounts indicated below (in thousands except per share amounts):

                                                       PERIODS FROM
                                                      APRIL 16, 1997
                                                       (INCEPTION)     YEAR ENDED
                                                         THROUGH        MAY 31,
                                                       MAY 31, 1998       1999
                                                      --------------   ----------
Net loss -- pro forma...............................     $ (1,577)     $ (10,857)
                                                         ========      =========
Net loss per share -- pro forma.....................     $  (0.17)     $   (0.84)
                                                         ========      =========

     The pro forma impact of options on the net loss for fiscal 1998 and 1999 is not representative of the effects on net income (loss) for future years, as future years will include the effects of additional years of stock option grants.

SHARES OF COMMON STOCK RESERVED FOR FUTURE ISSUANCE

     Saba has reserved shares of common stock for issuance as follows at May 31, 1999:

Conversion of convertible preferred stock...................  14,050,357
Stock options outstanding...................................   5,739,500
Stock options available for future grant....................   1,500,500
Warrants to purchase preferred and common stock.............     557,282
                                                              ----------
                                                              21,847,639
                                                              ==========

     In October 1999, the Board of Directors reserved an additional 1,115,000 shares of common stock for issuance under the 1997 Option Plan.

RESTRICTED COMMON STOCK

     In September 1999, certain company executives executed full-recourse promissory notes for purchases of 2,025,000 shares of restricted common stock. The notes bear interest at 5.5% per annum, are payable over terms that range from three to four years and are secured by the shares of common stock underlying the notes as well as the assets owned by the officers.

 9. INCOME TAXES

     There has been no provision for U.S. federal, state, or foreign income taxes for any period because Saba has incurred operating losses in all periods and for all jurisdictions.

                              SABA SOFTWARE, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets are as follows:

                                                               MAY 31,
                                                           ----------------
                                                           1998      1999
                                                           -----    -------
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 434    $ 3,610
  Deferred revenue.......................................     25        676
  Other reserves and accruals............................     88        569
                                                           -----    -------
                                                             547      4,855
Valuation allowance......................................   (547)    (4,855)
                                                           -----    -------
Net deferred tax assets..................................  $  --    $    --
                                                           =====    =======

     Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $547,000 in fiscal 1998 and $4.3 million in fiscal 1999.

     A reconciliation of income tax expense at the statutory federal income tax rate to net income tax expense included in the accompanying consolidated statements of operations is as follows:

                                                               MAY 31,
                                                           ----------------
                                                           1998      1999
                                                           -----    -------
U.S. federal taxes (benefit) at statutory rate:..........  $(534)   $(3,690)
Unbenefitted net operating losses........................    470      3,671
Other....................................................     64         19
                                                           -----    -------
Effective tax rate.......................................  $  --    $    --
                                                           =====    =======

     As of May 31, 1999, Saba had net operating loss carryforwards for federal income tax purposes of approximately $9.0 million, which expire in fiscal 2012 to 2019. Saba also had net operating loss carryforwards for state income tax purposes of approximately $9.0 million expiring in fiscal 2006. Utilization of the net operating loss may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation could result in the expiration of the net operating loss before utilization.

10. RETIREMENT PLAN

     Saba has established the Saba Software 401(k) Plan (the "401(k) Plan") under section 401(k) of the Internal Revenue Code covering substantially all of its employees. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings subject to an annual contribution limit. Saba may also make matching contributions equal to a discretionary percentage of the employees' deferral. To date, no matching contributions have been made.

11. SEGMENT INFORMATION

     Saba operates primarily in a single operating segment, providing software and services that connect people to learning over the Internet.

                              SABA SOFTWARE, INC.

Geographic Information

     Saba operates in the United States, Europe and Asia-Pacific. Less than 10% of revenues were derived from outside the United States in all periods. At May 31, 1998 and 1999 and November 30, 1999, less than 10% of Saba's assets were located outside the United States.

Major Customers

     For fiscal 1998, three customers accounted for 39%, 28% and 20% of revenues and for fiscal 1999, three customers accounted for 35%, 20% and 11% of revenues. For the six months ended November 30, 1998, two customers accounted for 28% and 23% of revenues and for the six months ended November 30,1999, two customers accounted for 15% and 10% of revenues.

12. SUBSEQUENT EVENTS

     In January 2000, the Board of Directors adopted the 2000 Stock Incentive Plan (the "2000 Plan") and reserved 6,000,000 shares for grant under the 2000 Plan. The terms of the 2000 Plan are substantially similar to the 1997 Option Plan. The 2000 Plan also provides for automatic grants to non-employee directors.

PROPOSED PUBLIC OFFERING OF COMMON STOCK

     In January 2000, the Board of Directors authorized Saba to proceed with an initial public offering of its common stock. If the offering is consummated as presently anticipated, all shares of outstanding convertible preferred stock will automatically convert to common stock. The unaudited pro forma stockholders' equity (deficit) at November 30, 1999 gives effect to the conversion of all outstanding shares of convertible preferred stock at that date into 19,568,540 shares of common stock upon the completion of the initial public offering.

     In January 2000, Saba's Board of Directors approved an amendment to Saba's Certificate of Incorporation to change the authorized capital stock to 5,000,000 shares of preferred stock and 100,000,000 shares of common stock. This amendment is effective as of the closing of Saba's initial public offering. Saba also increased the number of options available for grant under its 1997 Stock Incentive Plan by 1,200,000 shares.

EMPLOYEE STOCK PURCHASE PLAN

     The Board of Directors adopted the 2000 Employee Stock Purchase Plan in January 2000, pending stockholder approval, to be effective upon the completion of Saba's initial public offering of its common stock. A total of 2,000,000 shares of common stock will be reserved for issuance under the plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of Saba's common stock on the first day of the applicable two-year offering period or the last day of the applicable six-month purchase period.

GRANT OF STOCK OPTIONS AND RESTRICTED STOCK

     In December 1999, Saba granted to employees options to purchase a total of 706,800 shares of common stock and the Board of Directors approved the issuance of 325,358 shares of restricted common stock at $0.95 per share, which resulted in additional deferred stock compensation of approximately $10.6 million.

                              SABA SOFTWARE, INC.

COMMON STOCK WARRANTS

     In December 1999, Saba issued a warrant to a customer to purchase 23,930 shares of common stock. The warrant is exercisable at the earlier of December 31, 2000 or filing of a qualified registration statement with the Securities and Exchange Commission and has a term of three years and an exercise price of 80% or 90%, subject to certain events, of Saba's initial public offering price. Measurement of the warrant's value will be fixed upon the initial public offering.


     In January 2000, Saba issued a warrant to an existing investor to purchase 100,000 shares of common stock at an exercise price of $0.01 per share. The warrant was issued as a financing cost of the Series D convertible preferred stock and was immediately exercisable. The $1.2 million value of the warrant, determined using the Black-Scholes option pricing model, has been accounted for as an increase and immediate reduction of additional paid-in capital. The warrant expires on January 31, 2000.

------------------------------------------------------
------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Summary...............................    3
Risk Factors..........................    7
Special Note Regarding Forward-
  Looking Statements..................   19
Use of Proceeds.......................   20
Dividend Policy.......................   20
Capitalization........................   21
Dilution..............................   22
Selected Consolidated Financial
  Data................................   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   25
Business..............................   34
Management............................   47
Principal Stockholders................   55
Related Party Transactions............   57
Description of Capital Stock..........   60
Shares Eligible for Future Sale.......   64
Underwriting..........................   65
Legal Matters.........................   67
Experts...............................   67
Change in Accountants.................   67
Additional Information................   67
Index to Consolidated Financial
  Statements..........................  F-1


                             ----------------------

    Through and including            , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                4,000,000 Shares

                              SABA SOFTWARE, INC.

                                  Common Stock
                             ----------------------

                                  [SABA LOGO]
                             ----------------------
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                               ROBERTSON STEPHENS
                         BANC OF AMERICA SECURITIES LLC

                      Representatives of the Underwriters

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                               AMOUNT*
                                                              ----------
Securities and Exchange Commission Filing Fee...............  $   26,400
NASD Filing Fee.............................................      10,500
Nasdaq National Market Listing Fee..........................      95,000
Accounting Fees and Expenses................................     300,000
Blue Sky Fees and Expenses..................................      10,000
Legal Fees and Expenses.....................................     300,000
Transfer Agent and Registrar Fees and Expenses..............      15,000
Printing Expenses...........................................     200,000
Miscellaneous Expenses......................................      43,100
                                                              ----------

          Total.............................................  $1,000,000
                                                              ==========

---------------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws (Exhibit 3.3 hereto) also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     The Registrant's Amended and Restated Certificate of Incorporation (Exhibits 3.1 and 3.2 hereto) provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Prior to the effective date of the Registration Statement, the Registrant will have entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Registrant intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     For the period from April 16, 1997 to February 29, 2000, the Registrant has issued and sold the following unregistered securities:



          1. During the period, the Registrant granted stock options to employees, directors and consultants under its 1997 Stock Incentive Plan (the "Stock Plan") covering an aggregate of 9,443,550 shares of the Registrant's common stock, at exercise prices ranging from $0.05 to $5.36 with a weighted average exercise price of $0.58 per share.



          2. During the period, the Registrant issued and sold an aggregate of 2,536,508 shares of its common stock to 56 employees, directors and consultants for an aggregate amount of $149,885.16 upon exercise of stock options granted pursuant to the Registrant's Stock Plan.



          3. In addition, during the period, the Registrant issued and sold an aggregate of 2,854,147 shares of its common stock to 11 employees and directors (including trusts affiliated with directors) for an aggregate amount of $1,657,017.66.


          4. During the period, the Registrant issued and sold an aggregate of 749,996 shares of its Series A Preferred Stock, convertible into 749,996 shares of its common stock, for an aggregate purchase price of $360,000.

          5. During the period, the Registrant issued and sold an aggregate of 8,583,997 shares of its Series B Preferred Stock, convertible into 8,583,997 shares of its common stock, for an aggregate purchase price of $6,009,999.66.


          6. During the period, the Registrant issued an aggregate of 4,636,068 shares of its Series C Preferred Stock, convertible into 4,636,068 shares of its common stock, for an aggregate purchase price of $14,145,570.68.


          7. During the period, the Registrant issued and sold an aggregate of 5,598,479 shares of its Series D Preferred Stock, convertible into 5,598,479 shares of its common stock, for an aggregate purchase price of $30,000,009.57.

          8. During the period, the Registrant issued warrants for a total of 587,698 shares of its Common Stock, for an aggregate exercise price of $684,913.76.

          9. During the period, the Registrant issued warrants for a total of 80,296 shares of its Series C Preferred Stock, for an aggregate exercise price of $244,999.

          10. During the period, the Registrant issued and sold an aggregate of 477,007 shares of its Common Stock for an aggregate amount of $243,952.78 upon exercise of warrants to purchase Common Stock.


     The sale and issuance of securities in the transactions described in paragraphs 1 through 10 above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

     Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The exhibits are as set forth in the Exhibit Index.

     (b) Consolidated Financial Statement Schedules

     All schedules have been omitted since they are not required or are not applicable or the required information is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

          (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California on March 16, 2000.


                                          SABA SOFTWARE, INC.

                                          By: /s/    BOBBY YAZDANI

                                            ------------------------------------
                                                       Bobby Yazdani
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----

                  /s/ BOBBY YAZDANI                      Chairman of the Board of      March 16, 2000
-----------------------------------------------------    Directors, President and
                    Bobby Yazdani                        Chief Executive Officer
                                                         (Principal Executive
                                                         Officer)

                  /s/ TERRY CARLITZ                      Chief Financial Officer       March 16, 2000
-----------------------------------------------------    and Director (Principal
                    Terry Carlitz                        Financial and Accounting
                                                         Officer)

                 /s/ DOUGLAS ALLRED*                     Director                      March 16, 2000
-----------------------------------------------------
                   Douglas Allred

                  /s/ ROBERT COHN*                       Director                      March 16, 2000
-----------------------------------------------------
                     Robert Cohn

                /s/ JOSEPH COSTELLO*                     Director                      March 16, 2000
-----------------------------------------------------
                   Joseph Costello

                  /s/ JOSEPH KIANI*                      Director                      March 16, 2000
-----------------------------------------------------
                    Joseph Kiani

                 /s/ MICHAEL MORITZ*                     Director                      March 16, 2000
-----------------------------------------------------
                   Michael Moritz

                By: /s/ BOBBY YAZDANI
  -------------------------------------------------
                    Bobby Yazdani
                  Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DOCUMENT
-------                              --------
  1.1*     Form of Underwriting Agreement.
  3.1      Certificate of Incorporation of the Registrant.
  3.2      Form of Amended and Restated Certificate of Incorporation of
           the Registrant to be filed effective as of the closing of
           the offering.
  3.3*     Bylaws of Registrant.
  3.4*     Form of Amended and Restated Bylaws of Registrant to be
           effective as of the closing of the offering.
  4.1      Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4.
  5.1*     Opinion of Morrison & Foerster LLP.
 10.1*     Form of Indemnification Agreement between the Registrant and each of its officers and directors.
 10.2      1997 Stock Incentive Plan.
 10.3      Form of 2000 Stock Incentive Plan.
 10.4      Form of 2000 Employee Stock Purchase Plan.
 10.5      Third Amended and Restated Investors' Rights Agreement.
 10.6*     Forms of Restricted Stock Purchase Agreements.
 10.7      Lease Agreement dated March 16, 1999 between the Registrant and Westport Joint Venture for the Registrant's Redwood
           Shores, California headquarters.
 16.1*     Letter from Deloitte & Touche LLP.
 23.1      Consent of Morrison & Foerster LLP. Reference is made to
           Exhibit 5.1.
 23.2      Consent of Ernst & Young LLP Independent Auditors.
 24.1*     Powers of Attorney. Reference is made to Page II-4.
 27.1*     Financial Data Schedule.


---------------

*  Previously filed.